EXHIBIT 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

dated as of

November 26, 2012

among

RALCORP HOLDINGS, INC.,

CONAGRA FOODS, INC.

and

PHOENIX ACQUISITION SUB INC.

i

Section 4.12	Compliance with Applicable Law........................................................	21
Section 4.13	Litigation..............................................................................................	22
Section 4.14	Properties............................................................................................	22
Section 4.15	Intellectual Property............................................................................	23
Section 4.16	Taxes....................................................................................................	23
Section 4.17	Employees and Employee Benefit Plans..............................................	25
Section 4.18	Environmental Matters........................................................................	28
Section 4.19	Material Contracts...............................................................................	29
Section 4.20	Finders’ Fees.......................................................................................	30
Section 4.21	Opinion of Financial Advisor..............................................................	30
Section 4.22	Antitakeover Statutes............................................................................	30

	ARTICLE 5
	Representations and Warranties of Parent

Section 5.01	Corporate Existence and Power..........................................................	31
Section 5.01	Corporate Authorization......................................................................	31
Section 5.02	Governmental Authorization................................................................	31
Section 5.03	Non-contravention...............................................................................	32
Section 5.04	Disclosure Documents.........................................................................	32
Section 5.05	Finders’ Fees.......................................................................................	32
Section 5.06	Financing.............................................................................................	33
Section 5.07	Ownership of Company Stock.............................................................	33

	ARTICLE 6
	Covenants of the Company

Section 6.01	Conduct of the Company.....................................................................	33
Section 6.02	Company Shareholder Meeting...........................................................	36
Section 6.03	No Solicitation; Other Offers...............................................................	37
Section 6.04	Access to Information..........................................................................	41
Section 6.05	Certain Litigation.................................................................................	41

	ARTICLE 7
	Covenants of the Parent

Section 4.06	Obligations of Merger Subsidiary........................................................	18
Section 4.07	Director and Officer Liability..............................................................	19
Section 4.08	Employee Matters...............................................................................	20
Section 4.09	Certain Obligations of Parent..............................................................	20

	ARTICLE 8
	Covenants of the Parent and the Company

Section 8.01	Reasonable Best Efforts.......................................................................	46
Section 8.02	Certain Filings.....................................................................................	47

ii

iii

EXHIBIT 2.1

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of November 26, 2012, among RALCORP HOLDINGS, INC., a Missouri corporation (the “Company”), CONAGRA FOODS, INC., a Delaware corporation (“Parent”), and PHOENIX ACQUISITION SUB INC., a Missouri corporation and a wholly-owned subsidiary of Parent (“Merger Subsidiary”).

W I T N E S S E T H :

WHEREAS, the respective Boards of Directors of Parent, the Company and Merger Subsidiary have approved the execution of this Agreement and the transactions contemplated hereby and declared it advisable that the respective shareholders of the Company and Merger Subsidiary approve this Agreement pursuant to which, among other things, Parent would acquire the Company by means of a merger of Merger Subsidiary with and into the Company on the terms and subject to the conditions set forth in this Agreement;

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

Article 1
Definitions

Section 1.01.  Definitions.  (a) As used herein, the following terms have the following meanings:

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any Third Party offer, proposal or inquiry relating to, or any Third Party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 20% or more of the consolidated assets of the Company and its Subsidiaries or 20% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company and its Subsidiaries, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such Third Party beneficially owning 20% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company and its Subsidiaries or (iii) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company and its Subsidiaries.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such Person.

“Anti−Bribery Laws” means the U.S. Foreign Corrupt Practices Act of 1977, the UK Bribery Act of 2010 and similar laws of any other applicable jurisdiction.

“Applicable Law” means, with respect to any Person, any transnational, domestic or foreign federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“Business Day” means a day, other than Saturday, Sunday or any other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.

“Code” means the Internal Revenue Code of 1986.

“Collective Bargaining Agreement” means any written agreement, memorandum of understanding or other contractual obligation between the Company or any of its Subsidiaries and any labor organization or other authorized employee representative representing any current or former Service Provider.

“Company Balance Sheet” means the consolidated balance sheet of the Company as of September 30, 2011 and the footnotes thereto set forth in the Company 10-K.

“Company Balance Sheet Date” means September 30, 2011.

“Company Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by the Company to Parent and Merger Subsidiary.

“Company Material Adverse Effect” means a material adverse effect on (i) the financial condition, business, assets or results of operations of the Company and its Subsidiaries, taken as a whole, excluding any effect to the extent resulting from (A) changes in the financial or securities markets or general economic or political conditions to the extent not having a disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other companies primarily engaged in the private label food industry in the United States, (B) changes (including changes in Applicable Law or GAAP) or conditions generally affecting the private food label industry or the businesses or segments thereof to the extent not having a disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other companies primarily engaged in the private label food industry in the United States, (C) any failure, in and of itself, by the Company to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period, or any change, in and of itself, in the market price or trading volume of the Company’s securities (it being understood that the underlying cause of any such failure or change may be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur), (D) acts of war, sabotage or terrorism or other hostilities or any worsening of any of the foregoing currently threatened or underway, or natural disasters, in each case to the extent not having a disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to other companies primarily engaged in the private label food industry in the United States or (E) the execution and delivery of this Agreement or the announcement or pendency of the transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with employees, labor unions, customers, suppliers or partners or (ii) the Company’s ability to consummate the transactions contemplated by this Agreement.

“Company Rights” means the rights to purchase Series E Junior Participating Cumulative Preferred Stock issued pursuant to the Company Rights Agreement.

“Company Rights Agreement” means the Shareholder Protection Rights Agreement dated May 4, 2011 by and between the Company and Computershare Trust Company, N.A., as Rights Agent.

“Company Stock” means the common stock, $0.01 par value, of the Company.

“Company Tax Representation Letter” means the representation letter delivered by the Company to Davis Polk & Wardwell LLP on or prior to the date hereof.

“Company 10-K” means the Company’s annual report on Form 10-K for the fiscal year ended September 30, 2011, as amended.

“Competition Act” means the Competition Act (Canada), as amended.

“Continuing Employee” means each individual who is an employee of the Company or any of its Subsidiaries immediately prior to the Effective Time and who is employed by Parent or one of its Subsidiaries immediately following the Effective Time.

“Employee Plan” means (i) each “employee benefit plan,” as defined in Section 3(3) of ERISA, (ii) each employment, severance or similar contract, plan, arrangement or written policy and (iii) each other plan or arrangement providing for compensation, bonuses, profit-sharing, stock option or other stock related rights or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangements), health or welfare benefits, employee assistance program, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits), in each case whether or not written, (x) that is sponsored, maintained, administered or contributed to by the Company, its Subsidiaries or any of its or their Affiliates for the current or future benefit of any current or former Service Provider or (y) with respect to which the Company or any of its Subsidiaries has any direct or indirect liability, excluding any multiemployer plan (as defined in Section 3(37) of ERISA).

“Environmental Laws” means any Applicable Laws or any agreement with any Governmental Authority relating to human health and safety, the indoor or outdoor environment or to pollutants, contaminants, wastes, chemicals or other toxic or otherwise hazardous substances.

“Environmental Permits” means all licenses, authorizations, permits, franchises, consents, approvals, variances, exemptions and orders relating to Environmental Laws and relating to the business of the Company or any of its Subsidiaries, as currently conducted.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a single employer under Section 414(b), (c) or (m) of the Code.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency or official, including any political subdivision thereof.

“Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material, or any substance, waste or material having any constituent elements causing the substance to display any of the foregoing characteristics, including any substance, waste or material regulated, or for which liability may be imposed, under any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Intellectual Property” means any and all of the following, whether or not registered, and all rights therein, arising in any jurisdiction throughout the world: (i) trademarks, service marks, trade dress, logos, domain names, Internet account names (including social networking and media names), rights of publicity, trade names, corporate names and all other source identifiers, and all goodwill associated with any of the foregoing; (ii) inventions and improvements thereto, whether or not patentable, invention disclosures, statutory invention registrations, design rights, patents and patent applications (including all reissues, divisions, continuations, continuations-in-part, extensions and reexaminations thereof); (iii) copyrights, including all derivative works, moral rights, renewals, extensions, reversions and restorations associated with such copyrights, now or hereafter provided by law, regardless of the medium of fixation or means of expression; (iv) computer software (including source code, object code, firmware, operating systems and specifications); (v) Trade Secrets; (vi) any other type of intellectual property or intellectual property right; (vii) registrations and applications for registration of any of the foregoing; and (xiii) rights to sue or recover and retain damages, costs and attorneys’ fees for past, present or future infringement, misappropriation or other violation of any of the foregoing.

“International Plan” means any Employee Plan that is not a US Plan.

“IRS” means the United States Internal Revenue Service.

“IT Assets” means computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment, and all associated documentation, owned by or licensed or leased to the Company or any of its Subsidiaries.

“Key Employee” means each corporate officer or person with a title of vice president or above of the Company.

“knowledge” of any Person that is not an individual means the actual knowledge of the individuals set forth in Section 1.01 of the Company Disclosure Schedule, in the case of the Company or any of its Affiliates, or of the individuals set forth in Section 1.01 of the Parent Disclosure Schedule, in the case of Parent or any of its Affiliates.

“Licensed Intellectual Property” means any and all Intellectual Property owned by a Third Party and licensed, sublicensed or otherwise made available to the Company or any of its Subsidiaries.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of such property or asset.  For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

“Missouri Law” means the General and Business Corporation Law of Missouri.

“1933 Act” means the Securities Act of 1933.

“1934 Act” means the Securities Exchange Act of 1934.

“NYSE” means the New York Stock Exchange, Inc.

“Owned Intellectual Property” means any and all Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries.

“Parent Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by Parent to the Company.

“Parent Material Adverse Effect” means a material adverse effect on Parent’s or Merger Subsidiary’s ability to consummate the transactions contemplated by this Agreement.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Plant Manager” means each plant manager employed by the Company or one of its Subsidiaries.

“Private Letter Ruling” means the private letter ruling received by the Company from the IRS, dated January 19, 2012, regarding the federal income tax consequences of the distribution by the Company of the stock of Post Holdings, Inc. and certain related transactions.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the Securities and Exchange Commission.

“Service Provider” means any director, officer, employee or independent contractor (who is an individual) of the Company or any of its Subsidiaries.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person.

“Third Party” means any Person, including as defined in Section 13(d) of the 1934 Act, other than Parent or any of its Affiliates.

“Trade Secrets” means trade secrets and other information, including data, know-how, unpatented inventions, processes, formulae, source code, models and methodologies, that is not generally known or publicly available, and all rights in any jurisdiction to limit the use or disclosure thereof by any Person.

“US Plan” means any Employee Plan that covers any current or former Service Providers who are located primarily within the United States.

                      (b)            Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Adverse Recommendation Change	6.03
Agreement	Preamble
Certificates	2.03
Closing	2.01
Commissioner	9.02
Company	Preamble
Company Cash RSU	2.05
Company Cash SAR	2.05
Company Option Awards	2.05
Company Board Recommendation	4.02
Company Filings	4.07
Company Permits	4.12
Company Restricted Share	2.05
Company Restricted Stock Award	2.05
Company SEC Documents	Article 4
Company Securities	4.05
Company Shareholder Approval	4.02
Company Shareholder Meeting	6.02
Company Stock Option	2.05
Company Stock RSU	2.05
Company Stock SAR	2.05
Company Subsidiary Securities	4.06
Competition Act Approval	9.02
Confidentiality Agreement	6.03
D&O Insurance	7.02
Debt Commitment Letter	11.10

Term	Section
Effective Time	2.01
e-mail	11.01
End Date	10.01
Exchange Agent	2.03
Exchange Fund	2.03
Financing Sources	11.10
Indemnified Person	7.02
Lease	4.14
Material Contract	4.19
Merger	2.01
Merger Consideration	2.02
Merger Subsidiary	Preamble
Parent	Preamble
Proxy Statement	4.09
Receivables Facility	6.01
Representatives	6.03
Specified Contracts	4.19
Superior Proposal	6.03
Surviving Corporation	2.01
Tax	4.16
Taxing Authority	4.16
Tax Return	4.16
Termination Fee	11.04
Title IV Plan	4.17
Uncertificated Shares	2.03
WARN	4.17

Section 1.02.  Other Definitional and Interpretative Provisions.  The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.  References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified.  All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.  Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.  Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular.  Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import.  “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.  References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder.  References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any agreement or contract listed on any schedules hereto, all such amendments, modifications or supplements must also be listed in the appropriate schedule.  References to any Person include the successors and permitted assigns of that Person.  References from or through any date mean, unless otherwise specified, from and including or through and including, respectively.

Article 2
The Merger

Section 2.01.  The Merger.  (a) At the Effective Time, Merger Subsidiary shall be merged (the “Merger”) with and into the Company in accordance with Missouri Law, whereupon the separate existence of Merger Subsidiary shall cease, and the Company shall be the surviving corporation (the “Surviving Corporation”).

                      (b)            Subject to the provisions of Article 9, the closing of the Merger (the “Closing”) shall take place in New York City at the offices of Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York, 10017 as soon as possible, but in any event no later than four Business Days after the date the conditions set forth in Article 9 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions (provided, however, that if such conditions that by their nature are to be satisfied at the Closing shall not have been satisfied or, to the extent permitted, waived on such fourth Business Day, then the Closing shall take place on the fourth Business Day after which all such conditions shall have been satisfied or, to the extent permitted, waived) or at such other place, at such other time or on such other date as Parent and the Company may mutually agree.  Notwithstanding the foregoing, in no event shall Parent or Merger Subsidiary be obligated to consummate the Closing prior to January 15, 2013.

                       (c)            At the Closing, the Company and Merger Subsidiary shall file summary articles of merger with the Secretary of State of the State of Missouri and make all other filings or recordings required by Missouri Law in connection with the Merger. The Merger shall become effective at such time (the “Effective Time”) as summary articles of merger are duly filed with the Secretary of State of the State of Missouri (or at such later time as may be agreed by Parent and the Company, as permitted by Missouri Law, and specified in the summary articles of merger).

                      (d)            The effects of the Merger shall be as provided in this Agreement and in the applicable provisions of Missouri Law.  Without limiting the generality of the foregoing and subject thereto, from and after the Effective Time, the Surviving Corporation shall possess all the rights, privileges, immunities and franchises and be subject to all of the obligations and liabilities of the Company and Merger Subsidiary, all as provided under Missouri Law.

Section 2.02.  Conversion of Shares.  At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Subsidiary, the Company or the holders of any shares of Company Stock or any shares of capital stock of Parent or Merger Subsidiary:

                       (a)            Except as otherwise provided in Section 2.02(b), Section 2.02(c), Section 2.04, or Section 2.05, each share of Company Stock outstanding immediately prior to the Effective Time (together with any Company Rights attached to each such share) shall be converted into the right to receive $90.00 in cash, without interest (such per share amount, the “Merger Consideration”).  As of the Effective Time, all such shares of Company Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and shall thereafter represent only the right to receive the Merger Consideration to be paid in accordance with Section 2.03, without interest.

                      (b)            Each share of Company Stock held by the Company or owned by Parent immediately prior to the Effective Time (other than shares held for the account of clients, customers or other Persons) together with any Company Rights attached to each such share shall be canceled, and no payment shall be made with respect thereto.

                       (c)            Each share of Company Stock held by any Subsidiary of either the Company or Parent immediately prior to the Effective Time shall be converted into such number of shares of stock of the Surviving Corporation such that each such Subsidiary owns the same percentage in the Surviving Corporation immediately following the Effective Time as such Subsidiary owned in the Company immediately prior to the Effective Time.

                      (d)            Each share of common stock of Merger Subsidiary outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and, except as provided in Section 2.02(c), shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

Section 2.03.  Surrender and Payment.  (a) Prior to the Effective Time, Parent shall appoint an agent reasonably satisfactory to the Company (the “Exchange Agent”) for the purpose of exchanging for the Merger Consideration (i) certificates representing shares of Company Stock (the “Certificates”) or (ii)

subject to Section 2.05, uncertificated shares of Company Stock (the “Uncertificated Shares”).  Substantially concurrently with the Effective Time, Parent shall deposit with the Exchange Agent the Merger Consideration, for the benefit of the holders of, and to be paid in respect of, the Certificates and the Uncertificated Shares (any funds deposited with the Exchange Agent, the “Exchange Fund”).  Promptly after the Effective Time, Parent shall send, or shall cause the Exchange Agent to send, to each holder of shares of Company Stock at the Effective Time a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Uncertificated Shares to the Exchange Agent) for use in such exchange.

                      (b)            Each holder of shares of Company Stock that have been converted into the right to receive the Merger Consideration shall be entitled to receive, upon (i) surrender to the Exchange Agent of a Certificate, together with a properly completed letter of transmittal, or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the Merger Consideration in respect of the Company Stock represented by a Certificate or Uncertificated Share.  Until so surrendered or transferred, as the case may be, each such Certificate or Uncertificated Share shall represent after the Effective Time for all purposes only the right to receive such Merger Consideration.

                       (c)            If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer, documentary, stamp or similar taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

                      (d)            After the Effective Time, there shall be no further registration of transfers of shares of Company Stock.  If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation or the Exchange Agent, they shall be canceled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in this Article 2.

                       (e)            Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 2.03(a) that remains unclaimed by the holders of shares of Company Stock six months after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged shares of Company Stock for the Merger Consideration in accordance with this

Section 2.03 prior to that time shall thereafter look only to Parent for payment of the Merger Consideration in respect of such shares without any interest thereon.  Notwithstanding the foregoing, Parent shall not be liable to any holder of shares of Company Stock for any amounts paid to a public official pursuant to applicable abandoned property, escheat or similar laws.  Any amounts remaining unclaimed by holders of shares of Company Stock immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by Applicable Law, the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.  Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 2.03(a) to pay for shares of Company Stock for which appraisal rights have been perfected shall be returned to Parent, upon demand.

                      (f)            The Exchange Agent shall invest any cash in the Exchange Fund as directed by Parent; provided, however, that any investment of such cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $50 billion (based on the most recent financial statements of such bank that are then publicly available), and that no such investment or loss thereon shall affect the amounts payable pursuant to this Agreement. Any interest and other income resulting from such investments shall be paid to Parent.  In the event the Exchange Fund shall be insufficient to make the payments contemplated by this Agreement, Parent shall, or shall cause Merger Subsidiary to, promptly deposit additional funds with the Exchange Agent in an amount which is equal to the deficiency in the amount required to make such payment.  The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement.

Section 2.04.  Dissenting Shares.  Notwithstanding Section 2.02 or any other provision of this Agreement to the contrary, shares of Company Stock outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who is entitled to demand, and who properly demands payment of the fair value of such shares of Company Stock pursuant to, and who complies in all respects with, Section 351.455 of the Missouri Law shall not be converted into the right to receive the Merger Consideration, unless and until such holder fails to perfect or effectively withdraws or loses the right to appraisal under Missouri Law.  If, after the Effective Time, such holder fails to perfect, withdraws or otherwise loses the right to appraisal, such shares shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration without any interest thereon.  The Company shall give Parent prompt notice of any demands received by the Company for appraisal of any shares of Company Stock under Section 351.455 of Missouri Law, and Parent shall have the right to direct all negotiations and proceedings with respect to such demands.  Except with the prior written consent of Parent, the Company shall not voluntarily make any payment with respect to, or offer to settle or settle, any such demands.

Section 2.05.  Employee Equity.  (a) At or immediately prior to the Effective Time, each option to purchase shares of Company Stock (each, a “Company Stock Option”) and each stock appreciation right which represents the right to receive a payment in cash (each, a “Company Cash SAR”) or shares of Company Stock (each, a “Company Stock SAR” and together with the Company Stock Options and the Company Cash SARs, the “Company Option Awards”) outstanding under any equity compensation plan or arrangement of the Company, whether or not vested or exercisable, shall, automatically and without any action on behalf of the holder thereof, be canceled, and the Company shall pay each holder of any such Company Option Award for each such Company Option Award an amount in cash determined by multiplying (i) the excess, if any, of the Merger Consideration over the applicable exercise price of such Company Option Award by (ii) the number of shares of the Company Stock underlying such award (assuming full vesting of such Company Option Award) had such holder exercised such Company Option Award in full immediately prior to the Effective Time.

                       (b)            At or immediately prior to the Effective Time, (i) each award of restricted Company Stock (each, a “Company Restricted Share”) and each restricted or deferred stock unit, whether settled in cash (each, a “Company Cash RSU”) or in stock (each, a “Company Stock RSU” and together with the Company Restricted Shares and the Company Cash RSUs, the “Company Restricted Stock Awards”) outstanding under any compensation plan or arrangement of the Company, whether or not vested, automatically and without any action on behalf of the holder or beneficiary thereof, shall be canceled, and the Company shall pay the holder of any such Company Restricted Stock Award at or promptly after the Effective Time an amount in cash equal to the product of the Merger Consideration and the number of shares of the Company Stock represented by such Company Restricted Stock Award and (ii) all dividends and interest, if any, accrued but unpaid as of the Effective Time with respect to Company Restricted Shares outstanding under any compensation plan or arrangement of the Company, automatically and without any action on behalf of the holder or beneficiaries thereof, shall vest and be paid or distributed, as applicable, to the holder of the associated Company Restricted Shares; provided, however, that with respect to Company Cash RSUs, Company Stock RSUs and accrued but unpaid dividends (and interest thereon), if any, that constitute “deferred compensation” within the meaning of Section 409A of the Code, such payment shall occur on the date that it would otherwise occur under the applicable equity or deferred compensation plan, arrangement or award agreement absent the application of this Section 2.05(b) to the extent necessary to avoid the imposition of any penalty or other taxes under Section 409A of the Code.

                       (c)            At or prior to the Effective Time, the Company, the Board of Directors of the Company or the compensation committee of the Board of Directors of the Company, as applicable, shall adopt any resolutions and take any actions which are reasonably necessary to effectuate the provisions of this Section 2.05.

Section 2.06.  Adjustments.  If, during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company shall occur by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon with a record date during such period, but excluding any change that results from any exercise of Company Option Awards or settlement of Company Cash RSUs or Company Stock RSUs, the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted.

Section 2.07.  Withholding Rights.  Notwithstanding any provision contained herein to the contrary, each of the Exchange Agent, the Company, the Surviving Corporation and Parent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article 2 such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of Applicable Law.  To the extent that amounts so deducted and withheld are paid over to the relevant Taxing Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 2.08.  Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Company Stock represented by such Certificate, as contemplated by this Article 2.

Article 3
The Surviving Corporation

Section 3.01.  Articles of Incorporation.  The articles of incorporation of Merger Subsidiary in effect at the Effective Time shall be the articles of incorporation of the Surviving Corporation until amended in accordance with Applicable Law.

Section 3.02.  Bylaws.  The bylaws of Merger Subsidiary in effect at the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with Applicable Law.

Section 3.03.  Directors and Officers.  From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with Applicable Law, (i) the directors of Merger Subsidiary at the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation.

Article 4
Representations and Warranties of the Company

Subject to Section 11.05, except (x) as disclosed in (i) the Company 10-K, (ii) the Company’s quarterly report on Form 10-Q for the quarterly period ended December 31, 2011, March 31, 2012 or June 30, 2012, (iii) each of the Company’s current reports on Form 8-K filed with or furnished to the SEC since the date of the filing of the Company’s quarterly report for the quarterly period ended June 30, 2012 and prior to the date hereof or (iv) the Company’s proxy statement relating to its 2012 annual meeting of shareholders (the documents referred to in the foregoing clauses (i) through (iv), collectively, the “Company SEC Documents”) or (y) as set forth in the Company Disclosure Schedule, the Company represents and warrants to Parent that:

Section 4.01.  Corporate Existence and Power.  The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Missouri and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  The Company has heretofore made available to Parent true and complete copies of the articles of incorporation and bylaws of the Company as currently in effect.

Section 4.02.  Corporate Authorization.  (a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company’s corporate powers and, except for the required approval of the Company’s shareholders in connection with the consummation of the Merger, have been duly authorized by all necessary corporate action on the part of the Company.  The affirmative vote of the holders of at least two-thirds of the outstanding shares of Company Stock entitled to vote thereon is the only vote of the holders of any of the Company’s capital stock necessary in connection with the consummation of the Merger (the “Company Shareholder Approval”).  This Agreement constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

                      (b)            At a meeting duly called and held, the Company’s Board of Directors has (i) unanimously determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of the Company’s shareholders, (ii) unanimously approved this Agreement and the transactions contemplated hereby, (iii) unanimously resolved, subject to Section  6.03(b), to recommend approval of this Agreement by the shareholders of the Company (such recommendation, the “Company Board Recommendation”), (iv) unanimously approved an amendment to the Company Rights Agreement to render the Company Rights inapplicable to the Merger, this Agreement and the transactions contemplated hereby (a copy of which amendment was provided to Parent by the Company prior to the date of this Agreement) and (v) unanimously adopted a resolution for the purpose of causing Sections 351.407 and 351.459 of the Missouri Law and Article Nine of the Company’s Restated Articles of Incorporation not to apply or to have been satisfied with respect to (A) Parent or Merger Subsidiary with respect to the transactions contemplated by this Agreement and (B) the Merger or any other transaction contemplated by this Agreement.

Section 4.03.  Governmental Authorization.  The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, or filing by the Company or any of its Subsidiaries with, any Governmental Authority, other than (i) the filing of summary articles of merger with respect to the Merger with the Secretary of State of the State of Missouri and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (ii) compliance with any applicable requirements of the HSR Act and of the Competition Act, (iii) compliance with any applicable requirements of the 1934 Act and the rules and regulations of the NYSE and (iv) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.04.  Non-contravention.  The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the articles of incorporation or bylaws of the Company, (ii) assuming compliance with the matters referred to in Section 4.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (iii) require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon the Company or any of its Subsidiaries or any Company Permit or (iv) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (ii)through (iv), as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.05.  Capitalization.  (a) The authorized capital stock of the Company consists of (x) 300,000,000 shares of common stock, par value $0.01 per share, and (y) 10,000,000 shares of preferred stock, par value $0.01 per share.  As of November 16, 2012, (i) 54,909,106 shares of Company Stock were issued and outstanding (excluding Company Restricted Shares, which shares are included in clause (iv)), (ii) 262,641 shares of Company Stock were subject to outstanding Company Stock Options at a weighted-average exercise price of $26.33 per share (of which Company Stock Options to purchase 262,641 shares of Company Stock were exercisable), (iii) 2,909,877 shares of Company Stock were subject to outstanding Company Stock SARs at a weighted-average exercise price of $52.19 per share (of which 1,696,014 Company Stock SARs were exercisable) and 81,961 shares of Company Stock were subject to outstanding Company Cash SARs at a weighted average exercise price of $66.49 per share (none of which are exercisable), (iv) 140,000 Company Restricted Shares were issued and outstanding and (v) 175,000 Company Stock RSUs were issued and outstanding and 74,699 Company Cash RSUs were issued and outstanding.  Since November 16, 2012, to the date hereof, no shares of Company Stock have been issued other than pursuant to Company Option Awards or Company Restricted Stock Awards outstanding on November 16, 2012, in accordance with their terms.  All outstanding shares of capital stock of the Company have been, and all shares that may be issued pursuant to any equity compensation plan or arrangement will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights.

                      (b)            There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of the Company may vote.  Except as set forth in this Section 4.05 and except for the Company Rights, there are no issued, reserved-for-issuance or outstanding (i) shares of capital stock or other voting securities of or ownership interests in the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or other voting securities of or ownership interests in the Company, (iii) warrants, calls, options or other rights to acquire from the Company, or other obligation of the Company to issue, any capital stock, voting securities or other ownership interests or securities convertible into or exchangeable for capital stock, voting securities or other ownership interests in the Company or (iv) restricted shares, stock appreciation rights, performance shares or units, contingent value rights, “phantom” stock or similar securities or rights issued by the Company or any Subsidiary of the Company that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of or voting securities of the Company (the items in clauses (i) through (iv) being referred to collectively as the “Company Securities”).  There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities.  Neither the Company nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any Company Securities.

                       (c)            None of the Company Securities are owned by any Subsidiary of the Company.

Section 4.06.  Subsidiaries.  (a) Each Subsidiary of the Company is duly organized, is validly existing and (where applicable) in good standing under the laws of its jurisdiction of organization, has all organizational powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for any failure to be so organized, existing and in good standing or to have such corporate power or licenses, authorizations, permits, consents and approvals as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  Each such Subsidiary is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  Section 4.06(a) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, a list of the Subsidiaries of the Company and their respective jurisdictions of organization.

                      (b)            All of the outstanding capital stock or other voting securities of, or ownership interests in, each Subsidiary of the Company, is owned by the Company, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests), except for restrictions imposed by applicable securities laws.  There are no issued, reserved for issuance or outstanding (i) securities of the Company or any of its Subsidiaries convertible into, or exchangeable for, shares of capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company, (ii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable for, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company (the items in clauses (i) through (iii) being referred to collectively as the “Company Subsidiary Securities”).  There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities.  Except for the capital stock or other voting securities of, or ownership interests in, its Subsidiaries, the Company does not own, directly or indirectly, any capital stock or other voting securities of, or ownership interests in, any Person that has a book value of over $5 million in the aggregate.

Section 4.07.  SEC Filings and the Sarbanes-Oxley Act.  (a) The Company and its Subsidiaries have filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished since October 1, 2009 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company Filings”).

                      (b)            As of its filing date (and as of the date of any amendment), each Company Filing complied, and each Company Filing filed subsequent to the date hereof will comply, as to form in all material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be.

                       (c)            As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Company Filing filed pursuant to the 1934 Act did not, and each Company Filing filed subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

                      (d)            Each Company Filing that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

                       (e)            The Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the 1934 Act).  Such disclosure controls and procedures are reasonably designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the Company’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the 1934 Act are being prepared.  For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

                       (f)            Since October 1, 2009, the Company and its Subsidiaries have established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the 1934 Act) sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to the Company’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls.

Section 4.08.  Financial Statements.  The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included in the Company Filings fairly present in all material respects, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year end audit adjustments in the case of any unaudited interim financial statements).

Section 4.09.  Disclosure Documents.  The proxy statement of the Company to be filed with the SEC in connection with the Merger (the “Proxy Statement”) will, when filed, comply as to form in all material respects with the applicable requirements of the 1934 Act.  At the time the Proxy Statement and any amendments or supplements thereto are first mailed to the shareholders of the Company and at the time of the Company Shareholder Approval, the Proxy Statement, as supplemented or amended, if applicable, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  The representations and warranties contained in this Section 4.09 will not apply to statements or omissions included or incorporated by reference in the Proxy Statement based upon information supplied by Parent, Merger Subsidiary or any of their respective representatives or advisors specifically for use or incorporation by reference therein.

Section 4.10.  Absence of Certain Changes.  (a) Since the Company Balance Sheet Date, (i) the business of the Company and its Subsidiaries has been conducted in the ordinary course consistent with past practices in all material respects and (ii) there has not been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

                      (b)            From the Company Balance Sheet Date until the date hereof, there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time without Parent’s consent, would constitute a breach of paragraph (f), (g) or (h) of Section 6.01.

Section 4.11.  No Undisclosed Material Liabilities.  There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (i) liabilities or obligations disclosed and provided for in the Company Balance Sheet or in the notes thereto; (ii) liabilities or obligations incurred in the ordinary course of business consistent with past practices in all material respects since the Company Balance Sheet Date or arising or incurred in connection with or contemplated by this Agreement; and (iii) liabilities or obligations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.12.  Compliance with Applicable Law.  (a) The Company and each of its Subsidiaries is and since October 1, 2009 has been in compliance with, and to the knowledge of the Company is not under investigation with respect to or been threatened in writing to be charged with or given written notice of any violation of, any Applicable Law, except for failures to comply or violations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  There is no judgment, decree, injunction, rule or order of any arbitrator or Governmental Authority outstanding against the Company or any of its Subsidiaries that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. This section does not relate to Tax matters, employee benefits matters, environmental matters or intellectual property rights matters that are the subjects of Sections 4.16, 4.17, 4.18 and 4.15, respectively.

                      (b)            Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries hold all governmental licenses, authorizations, permits, consents, approvals, variances, exemptions and orders necessary for the operation of the businesses of the Company and its Subsidiaries as currently conducted (the “Company Permits”).  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are in compliance with the terms of the Company Permits, and since October 1, 2009, there has occurred no violation of, default (with or without notice or lapse of time or both) under, or event giving to others any right of termination or cancellation of, with or without notice or lapse of time or both, any Company Permit.  There is no event which has occurred that, to the knowledge of the Company, would reasonably be expected to result in the revocation, cancellation, non-renewal or adverse modification of any such Company Permit which revocation, cancellation, non-renewal or adverse modification would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Merger, in and of itself, will not cause the revocation or cancellation of any such Company Permit.

                       (c)            Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company, any Subsidiary of the Company, or, to the Company’s knowledge, any Representative of the Company or any of its Subsidiaries, has, in the course of its actions for, or on behalf of, any of them (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated any provision of any Anti-Bribery Law; or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.  Since October 1, 2009, neither the Company nor any of its Subsidiaries has received any written communication that alleges that the Company or any of its Subsidiaries, or any of their respective Representatives, is, or may be, in material violation of, or has, or may have, any material liability under, any Anti-Bribery Laws.

Section 4.13.  Litigation.  There is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Company, threatened in writing against or affecting, the Company, any of its Subsidiaries, any present or former officer, director or employee of the Company or any of its Subsidiaries or any Person for whom the Company or any of its Subsidiaries may be liable or any of their respective properties before (or, in the case of threatened actions, suits, investigations or proceedings, would be before) or by any Governmental Authority or arbitrator, that, if determined or resolved adversely in accordance with the plaintiff’s demands, would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.14.  Properties.  (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have good title to, or valid leasehold interests in, all property and assets reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date, except as have been disposed of since the Company Balance Sheet Date in the ordinary course of business consistent with past practice.

(b)            Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each lease, sublease or license (each, a “Lease”) under which the Company or any of its Subsidiaries leases, subleases or licenses any real property is valid and in full force and effect, (ii) neither the Company nor any of its Subsidiaries, nor to the Company’s knowledge any other party to a Lease, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Lease, and (iii) neither the Company nor any of its Subsidiaries has received written notice that it has breached, violated or defaulted under any Lease.

Section 4.15  Intellectual Property.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) the Company and its Subsidiaries are the sole and exclusive owners of the Owned Intellectual Property and hold all right, title and interest in and to the Owned Intellectual Property and Licensed Intellectual Property free and clear of any Liens; (ii) the Owned Intellectual Property and Licensed Intellectual Property together constitute all Intellectual Property used or held for use in, or necessary for, the conduct of the respective businesses of the Company and its Subsidiaries as currently conducted; (iii) neither the Company, its Subsidiaries nor the conduct of its or their respective businesses has, since October 1, 2009, infringed, misappropriated or otherwise violated the Intellectual Property of any Person; (iv) to the knowledge of the Company, in the past three years, no Person has challenged, infringed, misappropriated or otherwise violated any Owned Intellectual Property or Licensed Intellectual Property; (v) there is no, and has not since October 1, 2009 been any, pending or, to the knowledge of the Company, threatened in writing claim, action, suit, order or proceeding in which (x) the validity, enforceability or scope of, or the Company’s or any of its Subsidiaries’ rights in, any Owned Intellectual Property or, to the knowledge of the Company, Licensed Intellectual Property have been challenged, or (y) it has been alleged that the Company, its Subsidiaries or the conduct of its or their respective businesses infringed, misappropriated or otherwise violated the Intellectual Property of any Person; (vi) the Company and its Subsidiaries have maintained the confidentiality of all Trade Secrets owned, used or held for use by the Company or any of its Subsidiaries, and no such Trade Secrets have been disclosed other than to employees, representatives and agents of the Company or any of its Subsidiaries all of whom are bound by written confidentiality agreements; (vii) the IT Assets operate and perform in a manner that permits the Company and its Subsidiaries to conduct its and their respective businesses as currently conducted and to the knowledge of the Company, no Person has gained unauthorized access to the IT Assets; and (viii) the Company and its Subsidiaries have implemented reasonable backup and disaster recovery technology consistent with industry practices.

Section 4.16.  Taxes.  (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

                          (i)            (A) All Tax Returns required by Applicable Law to be filed with any Taxing Authority by, or on behalf of, the Company or any of its Subsidiaries have been filed when due (taking into account extensions) in accordance with all Applicable Law, (B) all such Tax Returns are true, correct and complete, and (C) the Company and each of its Subsidiaries have paid (or have had paid on their behalf) all Taxes due and payable (whether or not shown on any Tax Return), including all Taxes required to be withheld from payments to any employee, independent contractor, creditor, shareholder, vendor or other Person, except in each case of clauses (A) through (C), with respect to matters (x) contested in good faith and for which no reserves are required to be established under  GAAP or (y) for which adequate reserves have been established, in accordance with GAAP.

                                                   (ii)            As of the date hereof, there is no claim, audit, action, suit, proceeding or investigation pending or, to the Company’s knowledge, threatened against the Company or its Subsidiaries in respect of any Tax.

                                                 (iii)            Except for the distribution by the Company of the common stock of Post Holdings, Inc., during the two-year period ending on the date hereof, neither the Company nor any of its Subsidiaries was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

                                                 (iv)            Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4.

                                                   (v)            Neither the Company nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification or similar agreement or arrangement (other than (A) such an agreement or arrangement between or among the Company and/or any of its Subsidiaries or (B) a commercial agreement or arrangement not primarily related to Taxes).

                                                 (vi)            Neither the Company nor any of its Subsidiaries has any liability for any Tax of any Person (other than the Company or any of its Subsidiaries) as a transferee or successor or as a result of being or having been before the Effective Time a member of an affiliated, consolidated, combined, unitary or similar Tax group (other than any such Tax group of which the Company or any of its Subsidiaries is or was the common parent).

                                                 (vii)            As of the date hereof, neither the Company nor any of its Subsidiaries has executed (or had executed on its behalf) any outstanding extension or waiver of the statute of limitations with respect to any Taxes or Tax Returns.

                                               (viii)         There are no liens for Taxes upon any assets of the Company or any of its Subsidiaries other than statutory liens for Taxes not yet due or payable.

                                                   (ix)           During the three-year period ending on the date hereof, neither the Company nor any of its Subsidiaries has received a written claim from a jurisdiction where the Company or any of its Subsidiaries does not file income or franchise Tax Returns asserting that the Company or any of its Subsidiaries is required to file income or franchise Tax Returns with such jurisdiction.

                      (b)            The Company and its Subsidiaries consummated the transactions described in the Private Letter Ruling under the caption “Proposed Transaction” in all material respects in the manner described therein.  Prior to the date hereof, the Company disposed of all the stock and securities of Post Holdings, Inc. and all the cash proceeds of the Controlled Credit Facility (as defined in the Private Letter Ruling) received from Post Holdings, Inc., in each case, in the manner described in the Private Letter Ruling.  Neither the Company nor any of its Subsidiaries is aware of the existence of any fact or circumstance that would permit the IRS to revoke or modify the Private Letter Ruling.

                       (c)            “Tax” means (i) any tax, governmental fee, escheat payment or other like assessment or charge of any kind whatsoever (including withholding on amounts paid to or by any Person), including any interest, penalty, addition to tax or additional amount imposed with respect thereto by any Governmental Authority (a “Taxing Authority”) responsible for the imposition of any such tax (domestic or foreign).  “Tax Return” means any report, return, document, declaration or other information or filing required to be supplied to any Taxing Authority with respect to Taxes, including information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

Section 4.17.  Employees and Employee Benefit Plans.  (a) Section 4.17(a) of the Company Disclosure Schedule contains a correct and complete list identifying each material US Plan.  Copies of each such Employee Plan (and, if applicable, related trust or funding agreements or insurance policies) and all material amendments thereto and material written interpretations thereof have been furnished to Parent together with the most recent (as applicable) (i) annual report on Form 5500, (ii) summary plan description and (iii) financial statements and actuarial reports.

                      (b)            With respect to each Employee Plan which is subject to Title IV of ERISA or Section 412 of the Code (each, a “Title IV Plan”), except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) no liability to the PBGC (other than liability for premiums) has been incurred and all premiums required to be paid to the PBGC have been timely paid, (ii) the Company (or the relevant Subsidiary) has satisfied the minimum funding standard under ERISA and the Code, (iii) the assets of each Title IV Plan, as determined in the most recent annual valuation, equaled or exceeded the accumulated benefit obligations of such Title IV Plan and (iv) as of the date hereof, the Company has not received written or, to the knowledge of the Company, oral notice from the PBGC that an event or condition exists which would constitute grounds for termination of such Title IV Plan by the PBGC.

                       (c)            Section 4.17(c) of the Company Disclosure Schedule contains a correct and complete list identifying each “multiemployer plan” (as defined in Section 3(37) of ERISA) to which the Company, its Subsidiaries and their respective ERISA Affiliates (including any predecessor of any of the foregoing) contribute or, during the prior six years, have been required to contribute.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, with respect to any “multiemployer plan” (as defined in Section 3(37) of ERISA), (i) the Company, its Subsidiaries and their respective ERISA Affiliates (including any predecessor of any of the foregoing) do not have or reasonably expect to have any liability (including “withdrawal liability” within the meaning of Title IV of ERISA), and (ii) none of the Company and its Subsidiaries, nor any of their respective ERISA Affiliates (including any predecessor of any of the foregoing), has received any notification, nor has any reason to believe, that any such plan is in reorganization, has been terminated, is insolvent, or may reasonably be expected to be in reorganization, to be insolvent, or to be terminated.

                      (d)            Each Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter, or has pending or has time remaining in which to file, an application for such determination from the Internal Revenue Service, and to the Company’s knowledge, there are no facts or circumstances that would reasonably be expected to cause any such determination letter to be revoked or not be reissued.  The Company has made available to Parent copies of the most recent Internal Revenue Service determination letters with respect to each such Employee Plan.  Each Employee Plan has been maintained in compliance with its terms and with the requirements of Applicable Law, including ERISA and the Code, which are applicable to such Employee Plan, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  No events have occurred with respect to any Employee Plan that could result in payment or assessment by or against the Company of any excise taxes under ERISA or the

Code, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

                       (e)            The consummation of the transactions contemplated by this Agreement will not (either alone or together with any other event) entitle any current or former Service Provider to severance pay or similar payment, enhance any benefits or accelerate the time of payment or vesting or trigger any payment of funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any Employee Plan or otherwise.  There is no contract, plan or arrangement (written or otherwise) covering any current or former Service Provider that, individually or collectively, would entitle any current or former Service Provider to any tax gross-up or similar payment from the Company or any of its Subsidiaries or that could give rise to the payment of any amount that would not be deductible pursuant to the terms of Section 280G of the Code.

                       (f)            Section 4.17(f) of the Company Disclosure Schedule contains a correct and complete list identifying each US Plan under which the Company or any of its Subsidiaries has any material liability in respect of post-retirement health, medical or life insurance benefits for any current or former Service Provider, except as required to avoid excise tax under Section 4980B of the Code.

                      (g)            Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) there is no action, suit, investigation, audit or proceeding (other than routine claims for benefits) pending against or involving or, to the knowledge of the Company, threatened against or involving, any Employee Plan before any Governmental Authority and (ii) the Company and its Subsidiaries have been in compliance with, and to the knowledge of the Company are not under investigation with respect to and have not been threatened in writing to be charged with or given written notice of any violation of, Applicable Laws with respect to employee benefits matters, labor relations, employment and employment practices, including those related to occupational safety and health standards, terms and conditions of employment, payment of wages, classification of employees, immigration, visa, work status, human rights, pay equity and workers’ compensation.

                      (h)            Except as would not reasonably expect to have, individually or in the aggregate, a Company Material Adverse Effect, each International Plan (i) has been maintained in compliance with its terms and Applicable Law, (ii) if intended to qualify for special tax treatment, meets all the requirements for such treatment, and (iii) if required, to any extent, to be funded, book-reserved or secured by an insurance policy, is fully funded, book-reserved or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles.

                        (i)            As of the date hereof, no Key Employee or Plant Manager has delivered formal notice to the Company or any of its Subsidiaries stating that he or she intends to resign or retire as a result of the transactions contemplated by this Agreement or otherwise within one year after the Effective Time.

                        (j)            Neither the Company nor any of its Subsidiaries (i) is party to any Collective Bargaining Agreement covering U.S. Service Providers or, to the knowledge of the Company, covering any other Service Providers, or (ii) is currently negotiating any Collective Bargaining Agreement covering U.S. Service Providers or, to the knowledge of the Company, covering any other Service Providers.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2010 there have not been any (A) labor strikes, slowdowns or stoppages current, pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries, (B) representation claims or petitions pending before any Governmental Authority or any organizing efforts or challenges concerning representation with respect to any current or former Service Providers or (C) material grievances or pending arbitration proceedings against the Company or any of its Subsidiaries that arose out of or under any Collective Bargaining Agreement. The consent or consultation of, or the rendering of formal advice by, any labor or trade union, works council or other employee representative body is not required for the Company to enter into this Agreement or to consummate any of the transactions contemplated hereby.

                      (k)            During the 90-day period prior to the date hereof, neither the Company nor any of its Subsidiaries has effectuated or announced or plans to effectuate or announce (i) a “plant closing,” as defined in the Workers Adjustment and Retraining Notification Act (“WARN”) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or any of its Subsidiaries, (ii) a “mass layoff” (as defined in WARN) or (iii) any other transaction, layoff, reduction in force or employment terminations sufficient in number to trigger application of any similar Applicable Law.

Section 4.18.  Environmental Matters.  (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) there is no action, suit, investigation or proceeding arising under Environmental Laws pending against, or, to the knowledge of the Company, threatened against or affecting, the Company, any of its Subsidiaries, any present or former officer, director or employer of the Company or any of its Subsidiaries or any Person for whom the Company or any of its Subsidiaries may be liable or any of their respective properties; (ii) the Company and its Subsidiaries are and since October 1, 2009 have been in compliance with all Environmental Laws and all Environmental Permits; and (iii) there are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise relating to any Environmental Law or any Hazardous Substance.

                      (b)            The consummation of the transactions contemplated hereby require no filings to be made or actions to be taken pursuant to the New Jersey Industrial Site Recovery Act (N.J.S.A. Section 13:1K-6 et seq.) or the “Connecticut Property Transfer Law” (Sections 22a-134 through 22-134e of the Connecticut General Statutes).

                       (c)            This Section 4.18 contains the sole and exclusive representations and warranties of the Company with respect to environmental matters, including any matters arising under Environmental Law.

Section 4.19.  Material Contracts.  (a) Except as disclosed in Section 4.19 of the Company Disclosure Schedule, neither the Company nor any Subsidiary is a party to or bound by any of the following contracts:

                                                     (i)            any employment contracts and agreements (including non-competition agreements and confidentiality agreements) applicable to any employees of the Company or any of its Subsidiaries;

                                                   (ii)            any contract pursuant to which the Company or any of its Subsidiaries has granted to any third party, or has been granted by any third party, any license, sublicense or other right to, or covenant not to be sued under, any material Intellectual Property (excluding non-exclusive licenses for off-the-shelf software that are commercially available on non-discriminatory pricing terms);

                                                 (iii)            any agreement governing indebtedness for borrowed money or providing for the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset);

                                                 (iv)            any partnership, joint venture or other similar agreement;

                                                   (v)            any agreement relating to the acquisition or disposition of any material business (whether by merger, sale of stock, sale of assets or otherwise), other than any such agreement that was entered into before October 1, 2009 and provides for no ongoing material liabilities or obligations of the Company or any of its Subsidiaries;

                                                 (vi)            any lease or sublease for real or personal property involving annual expense in excess of $1,000,000;

                                               (vii)            any agreement with any director or officer of the Company or any of its Subsidiaries or with any “associate” or any member of the “immediate family” (as such terms are defined in Rules 12b-2 and 16a-1 of the 1934 Act) of any such director or officer;

                                             (viii)            any agreement that  limits the freedom of the Company or any of its Subsidiaries to compete in any line of business or with any Person or in any area or which would so limit the freedom of Parent or any of its Affiliates after the Effective Time; and

                                                 (ix)            any other agreement, commitment, arrangement or plan not made in the ordinary course of business that is material to the Company and the Subsidiaries, taken as a whole.

                      (b)            The Company has made available to Parent a true and complete copy of each agreement, contract, plan, lease, arrangement or commitment required to be disclosed pursuant to paragraph (a)(viii) of this Section 4.19.  Except for breaches, violations or defaults which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each agreement, contract, plan, lease, agreement or commitment required to be disclosed pursuant to paragraph (a) of this Section 4.19 (each, a “Material Contract”) and each agreement (other than purchase orders) with the Company’s top ten customers and top ten suppliers, measured by revenue and expense, respectively, for the twelve-month period prior to the date hereof (“Specified Contracts”) is valid and in full force and effect and (ii) neither the Company nor any of its Subsidiaries, nor to the Company’s knowledge any other party to a Material Contract or Specified Contract, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Material Contract or Specified Contract, and neither the Company nor any of its Subsidiaries has received written notice that it has breached, violated or defaulted under any Material Contract or Specified Contract.

Section 4.20.  Finders’ Fees.  Except for Barclays Capital Inc. and Goldman, Sachs & Co., copies of whose engagement agreements have been provided to Parent prior to the date hereof, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who might be entitled to any fee or commission from the Company or any of its Affiliates in connection with the transactions contemplated by this Agreement.

Section 4.21.  Opinion of Financial Advisor.  The Company has received the opinions of Barclays Capital Inc. and Goldman, Sachs & Co., financial advisors to the Company, to the effect that, as of the date of this Agreement, the Merger Consideration is fair to the Company’s shareholders from a financial point of view.

Section 4.22.  Antitakeover Statutes.  (a) Assuming the accuracy of Section 5.08, the Company has taken all action necessary to render Sections 351.407 and 351.459 of Missouri Law inapplicable to the Merger, the execution and delivery of this Agreement and the transactions contemplated hereby, and, accordingly, none of the restrictions in such Sections or any other antitakeover or similar statute or regulation applies to any such transactions.  No other “control share acquisition”, “fair price”, “moratorium”, “business combination” or other antitakeover laws enacted under U.S. state or federal laws apply to the Merger, this Agreement or any of the transactions contemplated hereby.

                      (b)            The Company has taken all action necessary to render Article Nine of the Company’s Restated Articles of Incorporation inapplicable to the Merger, this Agreement and the transactions contemplated hereby.

                       (c)            The Company has taken all action necessary to render the Company Rights issued pursuant to the terms of the Company Rights Agreement inapplicable to the Merger, this Agreement, and the transactions contemplated hereby.

Article 5
Representations and Warranties of Parent

Subject to Section 11.05, except as set forth in the Parent Disclosure Schedule, Parent represents and warrants to the Company that:

Section 5.01.  Corporate Existence and Power.  Each of Parent and Merger Subsidiary is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.  Since the date of its incorporation, Merger Subsidiary has not engaged in any activities other than in connection with or as contemplated by this Agreement.

Section 5.02.  Corporate Authorization.  The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby are within the corporate powers of Parent and Merger Subsidiary and have been duly authorized by all necessary corporate action.  This Agreement constitutes a valid and binding agreement of each of Parent and Merger Subsidiary.

Section 5.03.  Governmental Authorization.  The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby require no action by or in respect of, or filing by Parent or Merger Subsidiary with, any Governmental Authority, other than (i) the filing of summary articles of merger with respect to the Merger with the Secretary of State of the State of Missouri and appropriate documents with the relevant authorities of other states in which Parent is qualified to do business, (ii) compliance with any applicable requirements of the HSR Act and of the Competition Act, (iii) compliance with any applicable requirements of the 1934 Act and (iv) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.04.  Non-contravention.  The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of Parent or Merger Subsidiary, (ii) assuming compliance with the matters referred to in Section 5.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (iii) assuming compliance with the matters referred to in Section 5.03, require any consent or other action by any Person under, constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon Parent or any of its Subsidiaries or (iv) result in the creation or imposition of any Lien on any asset of Parent or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (ii) through (iv), as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.05.  Disclosure Documents.  The information supplied in writing by Parent for inclusion in the Proxy Statement will not, at the time the Proxy Statement and any amendments or supplements thereto is first mailed to the shareholders of the Company and at the time of the Company Shareholder Approval, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  The representations and warranties contained in this Section 5.05 will not apply to statements or omissions included or incorporated by reference in the Proxy Statement based upon information supplied by the Company or any of its representatives or advisors specifically for use or incorporation by reference therein.

Section 5.06.  Finders’ Fees.  Except for Centerview Partners LLC and Bank of America Merrill Lynch, whose fees will be paid by Parent, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

Section 5.07.  Financing.  Parent has, or will have prior to the Closing, sufficient cash, available lines of credit or other sources of immediately available funds to enable it to consummate the Merger and the other transactions contemplated hereby, to refinance any indebtedness required to be refinanced in connection therewith and to pay any related fees and expenses.

Section 5.08.  Ownership of Company Stock.  Parent, its Subsidiaries and their respective controlled Affiliates beneficially own no more than 1,000 shares of Company Stock in the aggregate.  None of Parent, any of its Subsidiaries or any of their respective controlled Affiliates is, or has within the last five years been deemed to be, an “interested shareholder” of the Company for purposes of Section 351.459 of the Missouri Law.

Article 6
Covenants of the Company

The Company agrees that:

Section 6.01.  Conduct of the Company.  Except as expressly contemplated by this Agreement or set forth in Section 6.01 of the Company Disclosure Schedule, as required by Applicable Law or with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), from the date hereof until the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course consistent with past practices in all material respects and use its reasonable best efforts to (i) preserve intact its present business organization, (ii) maintain in effect all of its foreign, federal, state and local licenses, permits, consents, franchises, approvals and authorizations, (iii) keep available the services of its directors, officers and key employees and (iv) maintain satisfactory relationships with its customers, lenders, suppliers and others having material business relationships with it.  Without limiting the generality of the foregoing, except as expressly contemplated by this Agreement or set forth in Section 6.01 of the Company Disclosure Schedule, as required by Applicable Law or with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), the Company shall not, nor shall it permit any of its Subsidiaries to:

                       (a)            amend (in the case of wholly-owned Subsidiaries, in any material respect) its articles of incorporation, bylaws or other similar organizational documents (whether by merger, consolidation or otherwise), except as may be required by the rules and regulations of the SEC or the NYSE;

                       (b)            (i) split, combine or reclassify any shares of its capital stock, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, except for dividends by any of its wholly-owned Subsidiaries or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Company Securities or any Company Subsidiary Securities, except for acquisitions, or deemed acquisitions, of Company Securities in connection with (A) the payment of the exercise price of Company Stock Options, (B) required tax withholding in connection with the exercise of Company Option Awards or the vesting or settlement of Company Restricted Stock Awards and (C) forfeitures of Company Option Awards and Company Restricted Stock Awards;

                       (c)            (i) issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of any Company Securities or Company Subsidiary Securities, other than the issuance of (A) any shares of the Company Stock upon the exercise of Company Option Awards or settlement of Company Restricted Stock Awards, in each case that are outstanding on the date of this Agreement, in accordance with the terms of those Company Option Awards and Company Restricted Stock Awards on the date of this Agreement and (B) any Company Subsidiary Securities to the Company or any other Subsidiary of the Company or (ii) amend any term of any Company Security or any Company Subsidiary Security (in each case, whether by merger, consolidation or otherwise);

                      (d)            incur any capital expenditures or any obligations or liabilities in respect thereof, except for (i) those contemplated by the capital expenditure budget set forth on Section 6.01(d) of the Company Disclosure Schedule and (ii) any unbudgeted capital expenditures not to exceed $5 million in the aggregate;

                       (e)            acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than as permitted under paragraph (d) and other than supplies and inventory in the ordinary course of business of the Company and its Subsidiaries in a manner that is consistent with past practice, if the aggregate amount of the consideration paid or transferred by the Company and its Subsidiaries in connection with all such transactions would exceed $5 million in the aggregate;

                       (f)            sell, license, sublicense, lease, allow to lapse, abandon or otherwise transfer or dispose of, or create or incur any Lien on, any of the Company’s or its Subsidiaries’ assets, securities, properties, interests or businesses, other than (i) sales of inventory or obsolete or excess equipment in the ordinary course of business consistent with past practice, (ii) sales of assets, securities or properties with a sale price that does not exceed $5 million in the aggregate, (iii) subject to the limitation in Section 6.01(h)(i) below, sales of accounts receivable pursuant to the Amended and Restated Receivables Sale Agreement, dated as of November 4, 2010, among the Company, certain Subsidiaries of the Company party thereto and Ralcorp Receivables Corporation, as amended (the “Receivables Facility”), (iv) Liens securing indebtedness permitted under Section 6.01(h), and (v) Liens on the capital stock of material foreign subsidiaries pursuant to the Pledge Agreement, dated July 18, 2008, between the Company and JPMorgan Chase Bank, N.A.;

                      (g)            other than in connection with actions permitted by Section 6.01(d) or Section 6.01(e), make any loans, advances or capital contributions to, or investments in, any other Person, other than (i) in the ordinary course of business consistent with past practice, (ii) any loans or advances solely between and among the Company and/or any of its wholly-owned Subsidiaries, and (iii) capital contributions to or investments in wholly-owned Subsidiaries;

                      (h)            create, incur, assume, or otherwise become liable with respect to any indebtedness for borrowed money or guarantees thereof (whether evidenced by a note or other instrument, pursuant to a financing lease, sale-leaseback transaction, or otherwise) other than (i) up to $5 million of short-term indebtedness under lines of credit existing on the date of this Agreement, including the Receivables Facility, (ii) indebtedness solely between the Company and a direct or indirect wholly-owned Subsidiary of the Company or between direct or indirect wholly-owned Subsidiaries of the Company, (iii) guarantees by the Company of any indebtedness of any wholly-owned Subsidiary that is otherwise permitted to be incurred under this Section 6.01(h) or (iv) guarantees by any Subsidiary of the Company of any indebtedness of the Company;

                        (i)            (i) except in the ordinary course of business consistent with past practices, enter into, amend or modify in any material respect or terminate any Material Contract, (ii) without limitation of the foregoing clause (i) or any other provision of this Section 6.01, (A) enter into any Material Contract (or any extension thereof) with a term of three years or more, (B) enter into any co-packaging agreement (or extension thereof) with a term of one year or more or (C) enter into any Material Contract (or extension thereof) of the type described in Section 4.19(a)(viii), or (iii) otherwise waive, release or assign any material rights, claims or benefits of the Company or any of its Subsidiaries under any Material Contract;

                        (j)            except as required by any Employee Plan or Applicable Law (including changes necessary to avoid the imposition of penalty taxes under Section 409A of the Code), (i) grant or increase any severance or termination pay to (or amend any existing severance pay or termination arrangement) or enter into any employment, retention, change in control, deferred compensation, severance or other similar agreement (or amend any such existing agreement), (ii) establish, adopt or amend (A) any Employee Plan in which only Key Employees participate or (B) any other material Employee Plan, (iii) (A) increase compensation, bonus or other benefits payable to any Key Employee or (B) increase compensation, bonus or other benefits payable to any other current or former Service Provider, except in the ordinary course of business consistent with past practice and in amounts that, in the aggregate, would not result in a material liability to the Company or any of its Subsidiaries, (iv) grant any equity or equity-based awards to, or exercise discretion to accelerate the vesting or payment of any such awards held by, any current or former Service Provider, (v) grant, or authorize the grant of, or pay, or authorize the payment of, any bonuses or bonus opportunities or set performance targets for any bonus opportunities, except with respect to the payment of annual cash bonuses in respect of fiscal year 2012 to the extent paid in the ordinary course of business consistent with past practice and in accordance with the applicable plan documents and to the extent accrued for on the Company’s audited financial statements, (vi) take any action, or omit to take any action, that triggers any rights with respect to “Good Reason” as defined in the Company’s Severance Plan for Exempt Administrative Employees Eligible for the Company’s Management Bonus Program, (vii) hire (A) any Key Employee or any individual who, immediately prior to such hire, is not an employee of the Company or any of its Subsidiaries and, immediately after such hire, is a Plant Manager or (B) any other employees other than to fill vacancies arising due to terminations of employment or in the ordinary course of business consistent with past practice or (viii) terminate the employment of (A) any Key Employee or Plant Manager other than for cause or (B) any other employees other than for cause or in the ordinary course of business consistent with past practice;

                      (k)            change the Company’s methods of financial accounting, except as required by concurrent changes in GAAP or in Regulation S-X of the 1934 Act, as agreed to by its independent public accountants;

                       (l)             (i) make or change any Tax election, (ii) change any annual tax accounting period, (iii) adopt or change any method of tax accounting, (iv) file any amended Tax Return, (v) enter into any “closing agreement” within the meaning of Section 7121 of the Code, (vi) settle or compromise any Tax claim, audit or assessment for an amount that exceeds the amount accrued or reserved with respect thereto in the financial statements included in the Company Filings or (vii) surrender any right to claim a material Tax refund, offset or other reduction in Tax liability; in each case of clauses (i) through (vii), if such actions, individually or in the aggregate, would have an adverse effect that is material to the Company and its Subsidiaries;

                     (m)            settle or offer to settle (i) any litigation, investigation, arbitration, proceeding or other claim involving or against the Company or any of its Subsidiaries  (other than any such proceeding or claim relating to Taxes, which shall be governed by Section 6.01(l)) (x) involving a payment of monetary damages in excess of $5 million in the aggregate, or (y) with respect to non-monetary terms and conditions, that impose or require actions that would reasonably be expected to have a material and adverse impact on the Company and its Subsidiaries, taken as a whole, or (ii) any shareholder litigation or dispute against the Company or any of its officers or directors; or

                     (n)             agree, resolve or commit to do any of the foregoing.

Section 6.02.  Company Shareholder Meeting.  (a) The Company shall cause a meeting of its shareholders (the “Company Shareholder Meeting”) to be duly called and held as soon as reasonably practicable for the purpose of voting on the approval of this Agreement.  Subject to Section 6.03, the Board of Directors of the Company shall (i) recommend approval of this Agreement by the Company’s shareholders, (ii) use its reasonable best efforts to obtain the Company Shareholder Approval, and (iii) comply in all material respects with all legal requirements applicable to such meeting. If on a date for which the Company Shareholder Meeting is scheduled, the Company has not received proxies representing a sufficient number of shares of Company Stock to obtain the Company Shareholder Approval, whether or not a quorum is present, the Company shall have the right to make one or more successive postponements or adjournments of the Company Shareholder Meeting, and if the public announcement of an Adverse Recommendation Change or the delivery hereunder of notice of an Adverse Recommendation Change is less than 10 Business Days prior to the Company Shareholder Meeting, the Company shall be entitled to postpone the Company Shareholder Meeting to a date up to the later to occur of (i) 10 Business Days after such event and (ii) the date that the Company determines in good faith it may convene the Company Shareholder Meeting in accordance with Applicable Law.

                      (b)            Parent shall furnish all information concerning Parent and its Affiliates to the Company, and provide such other assistance, in each case as may be reasonably requested by the Company in connection with the preparation, filing and distribution of the Proxy Statement.  If prior to the vote at the Company Shareholder Meeting, any event occurs with respect to Parent or any of its Subsidiaries, or any change occurs with respect to other information supplied by Parent for inclusion in the Proxy Statement, which is required by applicable securities laws or SEC rules to be described in an amendment of, or a supplement to, the Proxy Statement, Parent shall promptly notify the Company of such event.

Section 6.03.  No Solicitation; Other Offers.  (a) General Prohibitions.  Except as otherwise expressly contemplated in this Section 6.03, neither the Company nor any of its Subsidiaries shall, nor shall the Company or any of its Subsidiaries authorize or permit any of its or their officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents or advisors (“Representatives”) to, directly or indirectly, (i) solicit, initiate or knowingly take any action to facilitate or encourage the submission of any Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any Third Party that is seeking to make, or has made, an Acquisition Proposal, (iii) fail to make, publicly withdraw or publicly modify in a manner adverse to Parent the Company Board Recommendation (or, except in connection with a termination of this Agreement pursuant to Section 10.01(d)(i), publicly recommend an Acquisition Proposal) (any of the foregoing in this clause (iii), an “Adverse Recommendation Change”), (iv) grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries or under the Company Rights Agreement, (v) take any action to exempt from Section 351.407 or Section 351.459 of Missouri Law any transaction other than the Merger or (vi) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to an Acquisition Proposal.  It is agreed that any violation of the restrictions on the Company set forth in this Section by any Representative of the Company or any of its Subsidiaries shall be a breach of this Section by the Company.

                      (b)            Exceptions.  Notwithstanding Section 6.03(a), but subject to compliance with Sections 6.03(c) and (d), at any time prior to the approval of this Agreement by the Company’s shareholders:

                                                     (i)            the Company, directly or indirectly through advisors, agents or other intermediaries, may (A) in response to a bona fide written Acquisition Proposal, make inquiries to understand and clarify such Acquisition Proposal, (B) engage in negotiations or discussions with any Third Party and its Representatives that, subject to the Company’s compliance with Section 6.03(a), has made after the date of this Agreement a bona fide, written Acquisition Proposal that the Board of Directors of the Company in good faith believes is or is reasonably likely to lead to a Superior Proposal and (C) furnish to such Third Party or its Representatives and financing sources non-public information relating to the Company or any of its Subsidiaries pursuant to a confidentiality agreement (a copy of which shall be provided for informational purposes only to Parent) with such Third Party with terms no less favorable to the Company as to the use of such information than those contained in the confidentiality agreement dated October 30, 2012 between the Company and Parent (the “Confidentiality Agreement”) (it being understood that such confidentiality agreement need not contain a standstill, non-solicitation of employees or similar provision); provided that (1) all such information (to the extent that such information has not been previously provided or made available to Parent) is provided or made available to Parent, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such Third Party and (2) if the Company enters into any such confidentiality agreement that contains a standstill, non-solicitation of employees or similar provision that is less favorable to the Company than the terms of the Confidentiality Agreement, then, if this Agreement is terminated, the Company shall promptly notify Parent thereof and the Confidentiality Agreement shall be automatically amended to contain such less favorable terms; and

                                                   (ii)            subject to compliance with Section 6.03(d), the Board of Directors of the Company may make an Adverse Recommendation Change (A) following receipt of a Superior Proposal or (B) in response to material events or changes in circumstances after the date hereof that were not known to the Company as of or prior to the date hereof;

in each case referred to in the foregoing clauses (i) and (ii) only if the Board of Directors of the Company determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under Applicable Law.  For the avoidance of doubt, notwithstanding any Adverse Recommendation Change, until the termination of this Agreement in accordance with its terms (x) in no event may the Company (A) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to an Acquisition Proposal, (B) make or facilitate any SEC or other regulatory filings required in connection with implementation of the transactions contemplated by any Acquisition Proposal or (C) seek any third party consents in connection with the transactions contemplated by any Acquisition Proposal, and (y) the Company shall otherwise remain subject to all of its obligations under this Agreement.

In addition, nothing contained herein shall prevent the Board of Directors of the Company from complying with              Rule 14e-2(a) under the 1934 Act with regard to an Acquisition Proposal; provided that any action taken or statement made to so comply that relates to an Acquisition Proposal shall be deemed to be an Adverse Recommendation Change unless the Board of Directors of the Company reaffirms the Company Board Recommendation (or expressly states that it is not withdrawing the Company Board Recommendation) in such statement or in connection with such action.

                       (c)            Required Notices.  The Company shall notify Parent promptly (but in no event later than 24 hours) after receipt by the Company (or any of its Representatives) of each Acquisition Proposal or any bona fide indication that a Third Party intends to make an Acquisition Proposal, or any request for information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries by any Third Party that has made or has indicated that it intends to make an Acquisition Proposal.  The Company shall provide such notice orally and in writing and shall identify the Third Party making, and the material terms and conditions of, any such Acquisition Proposal, indication or request.  The Company shall keep Parent informed, on a reasonably current basis, of the status of, and any material changes to, any such Acquisition Proposal, indication or request, and shall promptly (but in no event later than 24 hours after receipt) provide to Parent copies of all correspondence and written materials sent or provided to the Company or any of its Subsidiaries that describes any material terms or conditions of any Acquisition Proposal.  Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of the Company’s compliance with this Section 6.03(c).

           (d)            “Last Look”.  Further, the Board of Directors of the Company shall not make an Adverse Recommendation Change pursuant to Section 6.03(b)(ii) (or terminate this Agreement pursuant to Section 10.01(d)(i)), unless (i) the Company promptly provides written notice to Parent, in writing at least three Business Days before taking that action, of its intention to do so, attaching (A) in the case of an Adverse Recommendation Change to be made following receipt of a Superior Proposal, the most current version of the proposed agreement under which such Superior Proposal is proposed to be consummated and the identity of the third party making the Acquisition Proposal or (B) in the case of any Adverse Recommendation Change to be made pursuant to Section 6.03(b)(ii)(B), a reasonably detailed description of the reasons for making such Adverse Recommendation Change, and (ii) Parent does not make, within three Business Days after its receipt of that written notification, an offer that (A) in the case of any Adverse Recommendation Change to be made following receipt of a Superior Proposal, is at least as favorable to the shareholders of the Company as such Superior Proposal (it being understood and agreed that any amendment to the financial terms or other material amendment of such Superior Proposal shall require a new written notification from the Company and a new three Business Day period under this Section 6.03(d)) or (B) in the case of any Adverse Recommendation Change to be made pursuant to Section 6.03(b)(ii)(B), obviates the need for such Adverse Recommendation Change.  The Company agrees that, during any applicable three Business Day period referred to in this Section 6.03(d), the Company shall negotiate in good faith with Parent regarding any revisions to the terms of this Agreement proposed by Parent.

                       (e)            Definition of Superior Proposal.  For purposes of this Agreement, “Superior Proposal” means a bona fide, unsolicited written Acquisition Proposal for at least a majority of the outstanding shares of Company Stock or all or substantially all of the consolidated assets of the Company and its Subsidiaries on terms that the Board of Directors of the Company determines in good faith by a majority vote, after considering the advice of a financial advisor of nationally recognized reputation and outside legal counsel and taking into account all the terms and conditions of the Acquisition Proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation, are more favorable to the Company’s shareholders than the Merger (taking into account any proposal by Parent to amend the terms of this Agreement pursuant to Section 6.03(d)), which the Board of Directors of the Company determines is reasonably capable of being consummated and for which financing, if a cash transaction (whether in whole or in part), is then fully committed or determined by the Board of Directors of the Company to be reasonably likely to be available.

                       (f)            Obligation to Terminate Existing Discussions.  The Company shall, and shall cause its Subsidiaries and its and their Representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party and its Representatives conducted prior to the date hereof with respect to any Acquisition Proposal.  The Company shall promptly request that each Third Party, if any, that has executed a confidentiality agreement within the 24-month period prior to the date hereof in connection with its consideration of any Acquisition Proposal return or destroy all confidential information heretofore furnished to such Person by or on behalf of the Company or any of its Subsidiaries (and all analyses and other materials prepared by or on behalf of such Person that contain, reflect or analyze that information).

Section 6.04.  Access to Information.  From the date hereof until the Effective Time and subject to Applicable Law and the Confidentiality Agreement, the Company shall (i) give to Parent, its counsel, financial advisors, auditors and other authorized representatives reasonable access to the offices, properties, books and records of the Company and its Subsidiaries, (ii) furnish to Parent, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information as such Persons may reasonably request and (iii) instruct its employees, counsel, financial advisors, auditors and other authorized representatives to cooperate reasonably with Parent in its investigation of the Company and its Subsidiaries; provided, however, that the Company may withhold any document or information that is subject to the terms of a confidentiality agreement with a third party or subject to any attorney-client privilege so long as the Company uses its reasonable best efforts to make alternative accommodations to convey the information contained in such document or information to Parent in a manner that preserves such privilege and/or does not breach such agreement.  Any investigation pursuant to this Section shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company and its Subsidiaries. All information exchanged pursuant to this Section 6.04 shall be subject to the Confidentiality Agreement.

Section 6.05.  Certain Litigation.  The Company shall give Parent the opportunity to participate in the defense or settlement of any litigation (including derivative claims) against the Company and/or its directors or executive officers relating to the transactions contemplated by this Agreement.  The Company agrees that it shall not settle or offer to settle any litigation commenced on or after the date of this Agreement against it or any of its directors or executive officers relating to this Agreement, the Merger or any other transaction contemplated hereby or otherwise, without the prior written consent of Parent.

Article 7
Covenants of Parent

Parent agrees that:

Section 7.01.  Obligations of Merger Subsidiary.  Parent shall take all action necessary to cause Merger Subsidiary to perform its obligations under this

Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

Section 7.02.  Director and Officer Liability.  Parent shall, and shall cause the Surviving Corporation to, and the Surviving Corporation hereby agrees, to do the following:

(a)            From and after the Effective Time, the Surviving Corporation shall indemnify and hold harmless the present and former officers, directors, employees, fiduciaries or agents of the Company and any person who becomes an officer, director, employee, fiduciary or agent prior to the Effective Time or who is as of the date of this Agreement, or who thereafter commences prior to the Effective Time, serving at the request of the Company or any of its Subsidiaries as a director, officer, employee, fiduciary or agent of another Person (each, an “Indemnified Person”) against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred or arising in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative, in respect of acts or omissions occurring at or prior to the Effective Time (including with respect to matters existing or occurring or alleged to have existed or occurred at or prior to the Effective Time (including this Agreement and the transactions and actions contemplated hereby)) to the fullest extent permitted by Applicable Law. In the event of any such claim, action, suit or proceeding, (x) each Indemnified Person will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit or proceeding from within ten Business Days of receipt by the Surviving Company from the Indemnified Person of a request therefor, subject to any required undertaking under Applicable Law and (y) the Surviving Corporation and Parent shall cooperate in the defense of any such matter.

                      (b)            For six years after the Effective Time, Parent shall cause to be maintained in effect provisions in the Surviving Corporation’s articles of incorporation and bylaws (or in such documents of any successor to the business of the Surviving Corporation) regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of this Agreement.

                       (c)            Parent shall cause the Surviving Corporation to either (i) continue to maintain in effect for six years after the Effective Time the Company’s directors’ and officers’ insurance policies and fiduciary liability insurance policies (collectively, the “D&O Insurance”) in place as of the date hereof with terms, conditions, retentions and limits of liability that are at least as favorable as those contained in the Company’s D&O Insurance policies in effect as of the date hereof or (ii) purchase comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are at least as favorable as those contained in the Company’s D&O Insurance policies in effect as of the date hereof; provided  that if the aggregate cost for such insurance coverage in respect of any one policy year exceeds 200% of the current annual premium paid by the Company (which amount is set forth in Section 7.02 of the Company Disclosure Schedule), the Surviving Corporation shall instead be obligated to obtain D&O Insurance with the best available coverage with respect to matters occurring at or prior to the Effective Time for an aggregate cost in respect of each policy year within such six-year period of 200% of the current annual premium paid by the Company.  Prior to the Effective Time, Parent and the Company shall, in good faith, explore the possibility of purchasing a prepaid six-year “tail” directors’ and officers’ liability insurance policy and fiduciary liability insurance policy on mutually agreeable terms.

                      (d)            If Parent, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 7.02.

                       (e)            The rights of each Indemnified Person under this Section 7.02 shall be in addition to any rights such Person may have under the articles of incorporation or bylaws of the Company or any of its Subsidiaries, or under Missouri Law or any other Applicable Law or under any agreement of any Indemnified Person with the Company or any of its Subsidiaries, which Parent and the Surviving Corporation agree shall continue in full force and effect in accordance with their terms.  These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person, his or her heirs and his or her representatives.

Section 7.03.  Employee Matters.  (a) For a period of one year immediately following the Effective Time (or such shorter period of employment, as the case may be), Parent shall provide each Continuing Employee with base salary or wages that are no less than, and other compensation and benefits (excluding equity or equity-based compensation) that are substantially equivalent to, the base salary or wages, and other compensation and benefits (excluding equity or equity-based compensation), as applicable, as in effect with respect to such Continuing Employee immediately prior to the Effective Time.

                      (b)            Following the Effective Time, Parent will, subject to Applicable Law, give each Continuing Employee full credit for prior service with the Company and its Subsidiaries for all purposes, except for participation in and benefit accrual under any defined benefit retirement plans or postretirement plans (other than Employee Plans in effect as of immediately prior to the Effective Time) providing medical, dental or life benefits, under any Parent employee benefit plan, program or arrangement for which the Continuing Employee is otherwise eligible and in which the Continuing Employee is offered participation, except if such credit would result in a duplication of benefits.  In addition, Parent shall use its best efforts to waive, or cause to be waived, for each Continuing Employee, any limitations on benefits relating to pre-existing conditions to the same extent such limitations are waived under any comparable plan of the Company or its Subsidiaries prior to the Effective Time and recognize for purposes of annual deductible and out-of-pocket limits under its medical and dental plans, deductible and out-of-pocket expenses paid by each Continuing Employee in the calendar year in which the Effective Time occurs.

                       (c)            The Company and Parent each acknowledge and agree that it will take all actions required of it pursuant to Section 6.01(j) of the Company Disclosure Schedule.  Nothing contained in this Section 7.03, expressed or implied, is intended to confer upon any Continuing Employee any right to employment or continued employment with Parent or any of its Subsidiaries for any period by reason of this Agreement or be construed as an amendment to any Employee Plan.  In addition, the provisions of this Agreement, in particular this Section 7.03, are solely for the benefit of the parties to this Agreement, and no current or former Service Provider or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Agreement.

Section 7.04.  Certain Obligations of Parent.  Parent agrees that it will not, and will not permit any of its Subsidiaries to, enter into any business combination or similar transaction that could reasonably be expected to prevent or materially delay the Merger or any of the other transactions contemplated by this Agreement.

Article 8
Covenants of Parent and the Company

The parties hereto agree that:

Section 8.01.  Reasonable Best Efforts.  (a) Subject to the terms and conditions of this Agreement, the Company and Parent shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done,all things necessary, proper or advisable under Applicable Law to consummate, as soon as reasonably practicable, the transactions contemplated by this Agreement, including (i) preparing and filing as promptly as practicable with any Governmental Authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other third party that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement; provided that the parties hereto understand and agree that the reasonable best efforts of any party hereto shall not be deemed to include (A) entering into any settlement, undertaking, consent decree, stipulation or agreement with any Governmental Authority in connection with the transactions contemplated hereby or (B) divesting or otherwise holding separate (including by establishing a trust or otherwise), or taking any other action (or otherwise agreeing to do any of the foregoing) with respect to any of its or the Surviving Corporation’s Subsidiaries or any of their respective Affiliates’ businesses, assets or properties, in the case of each of clauses (A) and (B), if such actions would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect (it being understood that, for purposes of measuring any “Company Material Adverse Effect” under this Section 8.01(a), any action to be taken by Parent or its Affiliates will be taken into account as though such action were required to be taken by the Surviving Corporation, mutatis mutandis); and provided further that no party hereto shall be required pursuant to this Section 8.01(a) to commit to or effect any action that is not conditioned upon consummation of the Merger.

                      (b)            In furtherance and not in limitation of the foregoing, each of Parent and the Company (i) shall make an appropriate filing of a Notification and Report Form pursuant to the HSR Act and shall notify the Commissioner and supply the prescribed information in accordance with Section 114, in each case with respect to the transactions contemplated hereby as promptly as practicable and in any event within 10 Business Days of the date hereof, and shall make such other filings as may be required or desirable pursuant to the Competition Act and supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act or the Competition Act, (ii) shall use their reasonable best efforts to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act and to obtain Competition Act Approval as soon as practicable, and (iii) shall not extend any waiting period under the HSR Act or the Competition Act relating to the Merger, except with the prior written consent of the other party hereto (which shall not be unreasonably withheld, conditioned or delayed).

                       (c)            Each of Parent and the Company, shall, in connection with the actions referenced in Section 8.01(a), (i) cooperate in all respects with each other in connection with any communication, filing or submission and in connection with any investigation or inquiry, including any proceeding initiated by a private party; (ii) consult with each other in advance of any meeting or conference with any Governmental Authority and, to the extent permitted by the Governmental Authority, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences; and (iii) permit the other party and/or its counsel to review in advance any submission, filing or communication (and the documents submitted therewith) intended to be given by it to any Governmental Authority; provided that materials may be redacted to remove references concerning the valuation of the businesses of the Company and commercially sensitive information with respect to the businesses of Parent and its Subsidiaries.

                (d)            The Company shall, and shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause its and their respective officers, directors, employees, financial advisors, attorneys, accountants and other advisors, investment bankers and other Representatives to, use reasonable best efforts to cooperate with Parent in its efforts to consummate the financing of the transactions contemplated by this Agreement.  Such cooperation shall include, to the extent reasonably requested by Parent, using reasonable best efforts to (i) provide direct contact between prospective financing sources and the appropriate officers and directors of the Company and its Subsidiaries (including participation in due diligence sessions) at reasonable times and on a reasonable number of occasions, (ii) provide assistance in preparation of confidential information memoranda, preliminary offering memoranda, financial information and other customary materials to be used in connection with obtaining such financing (including the provision of due diligence materials), (iii) reasonably cooperate with the marketing efforts of Parent and its financing sources for such financing, including use of the Company’s logos (provided that such logos are used solely in a manner that is not intended or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries) and participate in management presentation sessions, “road shows” and sessions with rating agencies at reasonable times and on a reasonable number of occasions, (iv) provide assistance in obtaining any consents of third parties necessary in connection with such financing, (v) at the written request of Parent, provide assistance in extinguishing existing indebtedness of the Company and its Subsidiaries identified by Parent and releasing the Liens securing such indebtedness, in each case to take effect at the Effective Time, including (A) using reasonable best efforts to assist Parent in obtaining prior to the Effective Time payoff letters from the Company’s lenders in form and substance reasonably satisfactory to Parent with respect thereto and (B) making all requisite notices with respect to the Company’s private and public notes regarding the change in control contemplated hereby, (vi) cooperate with respect to matters relating to pledges of collateral to take effect at the Effective Time in connection with such financing, (vii) assist Parent in obtaining legal opinions to be delivered in connection with such financing, (viii) assist Parent in obtaining the cooperation of the independent accountants of the Company and its Subsidiaries, including with respect to the delivery of accountants’ comfort letters, (ix) cause to be timely filed with the SEC all periodic reports required under the 1934 Act and (x) provide reasonable assistance to Parent, in connection with any tender offer or exchange offer for, or consent solicitation in connection with, any debt securities of the Company, in identifying the holders of such debt securities and providing mailing addresses and other contact information for such holders and the trustees regarding such debt securities.  The foregoing notwithstanding, prior to the Effective Time (x) in no event will (A) any notice of redemption, prepayment or refinancing or document or action of any type that is not conditioned upon the occurrence of the Effective Time be required by this Section 8.01(d) to be provided or undertaken by the Company or (B) the Company be an issuer or other

.

obligor with respect to Parent’s financing described in this Section 8.01(d) and (y) Parent shall promptly reimburse the Company for all of its reasonable and documented out-of-pocket costs, fees and expenses to the extent resulting from any actions taken by the Company or any of its Subsidiaries at the request of Parent pursuant to this Section 8.01(d) and Parent shall indemnify and hold harmless the Company, its Subsidiaries and their respective successors, shareholders, employees, officers, partners, members, trustees, directors, managers, agents and representatives from any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them to the extent resulting from the actions of the Company taken at the request of Parent pursuant to this Section 8.01(d).

Section 8.02.  Certain Filings.  (a) The Company and Parent shall cooperate with one another (i) in connection with the preparation of the Proxy Statement, (ii) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement and (iii) in taking such actions or making any such filings, furnishing information required in connection therewith or with the Proxy Statement and seeking timely to obtain any such actions, consents, approvals or waivers.

                      (b)            Parent and its counsel shall be given a reasonable opportunity to review and comment on the Proxy Statement each time before it is filed with the SEC, and the Company shall give reasonable and good faith consideration to any comments made by Parent and its counsel.  The Company shall provide Parent and its counsel with (i) any comments or other communications, whether written or oral, that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the Company’s response to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with the Company or its counsel in any discussions or meetings with the SEC to the extent permitted by the SEC.

Section 8.03.  Public Announcements.  Except with respect to any Adverse Recommendation Change made in accordance with the terms of this Agreement or as otherwise expressly permitted by this Agreement, Parent and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the transactions contemplated hereby and, except in respect of any public statement or press release as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association, shall not issue any such press release or make any such other public statement or schedule any such press conference or conference call without the consent of the other party.  For the avoidance of doubt, a communication made in accordance with this Section 8.03 shall not violate the Confidentiality Agreement.

Section 8.04.  Further Assurances.  At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Subsidiary, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Subsidiary, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 8.05.  Notices of Certain Events.  Each of the Company and Parent shall promptly notify the other of:

                       (a)            any written notice or other written communication from any Person alleging that the consent of such Person is required in connection with the transactions contemplated by this Agreement;

                      (b)            any written notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement;

                       (c)            any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that relate to the consummation of the transactions contemplated by this Agreement;

                      (d)            any inaccuracy of any representation or warranty contained in this Agreement at any time during the term hereof that could reasonably be expected to cause the condition set forth in Section 9.02(a) or Section 9.03(a), as applicable, not to be satisfied prior to the End Date; and

                       (e)            any failure of that party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder that could reasonably be expected to cause the condition set forth in Section 9.02(a) or 9.03(a), as applicable, not to be satisfied prior to the End Date;

provided that the delivery of any notice pursuant to this Section 8.05 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

Section 8.06.  Section 16 Matters.  Prior to the Effective Time, the Company shall take all such steps as may be required to cause any dispositions or other transactions in Company Stock (including derivative securities with respect to Company Stock) resulting from the transactions contemplated by Article 2 of this Agreement by each officer or director of the Company who is subject to the reporting requirements of Section 16(a) of the 1934 Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the 1934 Act.

Section 8.07.  De-listing; Deregistration.  Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Applicable Laws and rules and policies of the NYSE to enable the de-listing by the Surviving Corporation of the Company Stock from the NYSE and the deregistration of the Company Stock under the 1934 Act at or as promptly as practicable after the Effective Time.

Section 8.08.  Takeover Statutes.  If any “control share acquisition,” “fair price,” “moratorium” or other antitakeover or similar statute or regulation shall become applicable to the transactions contemplated by this Agreement, each of the Company, Parent and Merger Subsidiary and the respective members of their boards of directors shall, to the extent permitted by Applicable Law, use reasonable best efforts to grant such approvals and to take such actions as are reasonably necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated herein and otherwise to take all such other actions as are reasonably necessary to eliminate or minimize the effects of any such statute or regulation on the transactions contemplated hereby.

Article 9
Conditions to the Merger

Section 9.01.  Conditions to the Obligations of Each Party.  The obligations of the Company, Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction of the following conditions:

                       (a)            the Company Shareholder Approval shall have been obtained in accordance with Missouri Law;

                       (b)            no Applicable Law shall prohibit the consummation of the Merger; and

                       (c)            any applicable waiting period under the HSR Act relating to the Merger shall have expired or been terminated.

Section 9.02.  Conditions to the Obligations of Parent and Merger Subsidiary.  The obligations of Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction of the following further conditions:

                       (a)            (i) the Company shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time; (ii) (A) the representations and warranties of the Company contained in Sections 4.01, 4.02, 4.03, 4.05, 4.20, 4.21 and 4.22 shall be true in all material respects at and as of the Effective Time as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be true in all material respects as of such time), (B) the representation contained in Section 4.10(a)(ii) shall be true in all respects at and as of the Effective Time as if made at and as of such time and (C) the other representations and warranties of the Company contained in this Agreement or in any certificate or other writing delivered by the Company pursuant hereto (disregarding all materiality and Material Adverse Effect qualifications contained therein) shall be true at and as of the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true as of such time), with, in the case of this clause (C) only, only such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; and (iii) Parent shall have received a certificate signed by an executive officer of the Company to the foregoing effect;

                      (b)            there shall not have been instituted or pending any action or proceeding by any Governmental Authority (i) challenging or seeking to make illegal or otherwise to restrain or prohibit the consummation of the Merger, seeking to obtain material damages or otherwise relating to the transactions contemplated by this Agreement, (ii) seeking to restrain or prohibit the ownership or operation by Parent, the Company or any of their respective Affiliates of all or any portion of the businesses or assets of any of Parent, the Company or any of their respective Affiliates or (iii) seeking to compel Parent, the Company or any of their respective Affiliates to take any action that would not be required to be taken pursuant to Section 8.01(a), and no Applicable Law shall have been enacted, enforced, promulgated or issued that has, or is reasonably likely to have, any of the effects described in the preceding clauses (i)–(iii).

                       (c)            no Governmental Authority shall have imposed a condition to the consummation of the Merger that includes the taking of any action that is not required to be taken pursuant to the terms of this Agreement;

                      (d)            either (i) the relevant waiting period in Section 123 of the Competition Act shall have expired or otherwise been terminated in accordance with the Competition Act, or the obligation to give the requisite notice and supply information shall have been waived pursuant to paragraph 113(c) of the Competition Act, and the Commissioner of Competition appointed under the Competition Act or his designee (collectively, the “Commissioner”) shall have issued a “no action letter” under Section 123 of the Competition Act reasonably satisfactory to Parent, indicating that the Commissioner does not, at that time, intend to make an application for an order under Section 92 of the Competition Act in respect of the Merger and such “no action letter” remains in full force and effect, or (ii) the Commissioner shall have issued an advance ruling certificate pursuant to Section 102 of the Competition Act in respect of the Merger (collectively, “Competition Act Approval”); and

                       (e)            Parent shall have received a certificate signed by an executive officer of the Company confirming that, as of the Effective Time, the Company Tax Representation Letter is true and correct in all respects.

Section 9.03.  Conditions to the Obligations of the Company.  The obligations of the Company to consummate the Merger are subject to the satisfaction of the following further conditions:

                       (a)            (i) each of Parent and Merger Subsidiary shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time; (ii) (A) the representations and warranties of Parent contained in Sections 5.01, 5.02 and 5.03 shall be true in all material respects at and as of the Effective Time as if made at and as of such time (other than such representations and warranties that by their terms address matters only as of another specified time, which shall be true as of such time) and (B) the other representations and warranties of Parent and Merger Subsidiary contained in this Agreement or in any certificate or other writing delivered by Parent or Merger Subsidiary pursuant hereto (disregarding all materiality and Material Adverse Effect qualifications contained therein) shall be true at and as of the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true as of such time), with, in the case of this clause (B) only, only such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; and (iii) the Company shall have received a certificate signed by an executive officer of Parent to the foregoing effect; and

                      (b)            either the Commissioner shall have issued an advance ruling certificate pursuant to Section 102 of the Competition Act in respect of the Merger or the applicable waiting period under the Competition Act relating to the Merger shall have expired or been terminated.

Article 10
Termination

Section 10.01.  Termination.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the shareholders of the Company):

                      (a)            by mutual written agreement of the Company and Parent;

                      (b)            by either the Company or Parent, if:

                                                     (i)            the Merger has not been consummated on or before the nine-month anniversary of the date of this Agreement (the “End Date”); provided that the right to terminate this Agreement pursuant to this Section 10.01(b)(i) shall not be available to any party (including, in the case of Parent, Merger Subsidiary) whose breach of any provision of this Agreement results in the failure of the Merger to be consummated by such time;

                                                   (ii)            there shall be any Applicable Law that (A) makes consummation of the Merger illegal or otherwise prohibited or (B) enjoins the Company or Parent from consummating the Merger and such injunction shall have become final and nonappealable; or

                                                 (iii)            at the Company Shareholder Meeting (including any adjournment or postponement thereof), the Company Shareholder Approval shall not have been obtained; or

                      (c)            by Parent:

                                                     (i)            prior to the Company Shareholder Meeting, within 15 days after an Adverse Recommendation Change shall have occurred;

                                                   (ii)            if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause the condition set forth in Section 9.02(a) not to be satisfied, and such condition is incapable of being satisfied by the End Date; or

                                                 (iii)            there shall have been an intentional and material breach of Section 6.02(a) or Section 6.03(a); or

                      (d)            by the Company:

                                                     (i)            prior to the Company Shareholder Meeting, if the Board of Directors of the Company shall have made an Adverse Recommendation Change in compliance with the terms of this Agreement, including Section 6.03(d), in order to enter into a definitive, written agreement concerning a Superior Proposal; provided that the Company shall have paid any amount due pursuant to Section 11.04(b) in accordance therewith; or

                                                   (ii)            if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Parent or Merger Subsidiary set forth in this Agreement shall have occurred that would cause the condition set forth in Section 9.03(a) not to be satisfied, and such condition is incapable of being satisfied by the End Date.

The party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give notice of such termination to the other party.

Section 10.02.  Effect of Termination.  If this Agreement is terminated pursuant to Section 10.01, this Agreement shall become void and of no effect without liability of any party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) to the other party hereto except as provided in this Section 10.02 or Section 11.04.  The provisions of this Section 10.02, the last sentence of Section 6.04 and Article 11 shall survive any termination hereof pursuant to Section 10.01, and no such termination shall relieve any party from any liability for any willful and intentional breach of any covenant or agreement set forth in this Agreement (which in the case of any of the foregoing the parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs, and in the case of the Company may include the benefit of the bargain lost by the Company’s shareholders , which shall be deemed to be damages of the Company); provided, however, that, if the Termination Fee becomes due and payable, the payment by the Company of the Termination Fee as required by this Agreement shall relieve the Company from all further liability and obligations under this Agreement.  For the avoidance of doubt, and without limiting the foregoing, any failure of the Company, on the one hand, or Parent and Merger Subsidiary, on the other hand, to close the Merger following the satisfaction or waiver of such party’s conditions to closing shall be a willful and intentional breach by such party of such party’s covenants hereunder.

Article 11
Miscellaneous

Section 11.01.  Notices.  All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission and electronic mail (“e-mail”) transmission, so long as a receipt of such e-mail is requested and received) and shall be given, if to Parent or Merger Subsidiary, to:

                             ConAgra Foods, Inc.
                             One ConAgra Drive
                             Omaha, Nebraska 68102
                             Attention: Colleen Batcheler
                             Facsimile No.: (402) 517-9267
                             E-mail: colleen.batcheler@conagrafoods.com

with a copy to:

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Attention:	Arthur Golden, Esq.
Marc O. Williams, Esq.
Facsimile No.: (212) 701-5800
E-mail:	arthur.golden@davispolk.com
marc.williams@davispolk.com

if to the Company, to:

Ralcorp Holdings, Inc.
800 Market Street, Suite 2900
St. Louis, Missouri 63101
Attention: Gregory A. Billhartz
Facsimile No.: (314) 877-7748
E-mail: gabillha@ralcorp.com

with a copy to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Attention: Steven A. Rosenblum, Esq.
Facsimile No.: (212) 403-2221
E-mail: SARosenblum@wlrk.com

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto.  All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a business day in the place of receipt.  Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding business day in the place of receipt.

Section 11.02.  Survival of Representations and Warranties.  The representations, warranties and agreements contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time, except for the agreements set forth in Section 7.02 and any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section 11.03.  Amendments and Waivers.  (a) Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that after the Company Shareholder Approval has been obtained there shall be no amendment or waiver that would require the further approval of the shareholders of the Company under Missouri Law without such approval having first been obtained.

                      (b)            No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 11.04.  Expenses.  (a) General.  Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

                      (b)            Termination Fee.

                                                     (i)            If this Agreement is terminated by Parent pursuant to Section 10.01(c)(i) or by the Company pursuant to Section 10.01(d)(i), then the Company shall pay to Parent in immediately available funds $180 million (the “Termination Fee”), in the case of a termination by Parent, within one Business Day after such termination and, in the case of a termination by the Company, immediately before and as a condition to such termination.

                                                   (ii)            If (A) this Agreement is terminated by Parent or the Company pursuant to Section 10.01(b)(i) or Section 10.01(b)(iii), (B) after the date of this Agreement and prior to such termination (in the case of termination pursuant to Section 10.01(b)(i))) or prior to the Company Shareholder Meeting (in the case of termination pursuant to Section 10.01(b)(iii)), a bona fide Acquisition Proposal shall have been publicly announced or otherwise been communicated to the Board of Directors of the Company or its shareholders and not withdrawn, and (C) within 12 months following the date of such termination, the Company shall have entered into a definitive agreement with respect to an Acquisition Proposal, recommended that its shareholders tender into any tender offer made in connection with an Acquisition Proposal, or an Acquisition Proposal shall have been consummated (provided  that for purposes of this clause (C), each reference to “20%” in the definition of Acquisition Proposal shall be deemed to be a reference to “50%”), then the Company shall pay to Parent in immediately available funds, concurrently with the occurrence of the applicable event described in clause (C), the Termination Fee.

                                                 (iii)            If this Agreement is terminated by Parent pursuant to Section 10.01(c)(iii) and within 12 months following the date of such termination the Company shall have entered into a definitive agreement with respect to an Acquisition Proposal, recommended that its shareholders tender into any tender offer made in connection with an Acquisition Proposal, or an Acquisition Proposal shall have been consummated (provided that for purposes of this clause (iii), each reference to “20%” in the definition of Acquisition Proposal shall be deemed to be a reference to “50%”), then the Company shall pay to Parent in immediately available funds, concurrently with the occurrence of the applicable event, the Termination Fee.

                       (c)            Other Costs and Expenses.  The Company acknowledges that the agreements contained in this Section 11.04 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Parent and Merger Subsidiary would not enter into this Agreement.  Accordingly, if the Company fails promptly to pay any amount due to Parent pursuant to this Section 11.04, it shall also pay any costs and expenses incurred by Parent or Merger Subsidiary in connection with a legal action to enforce this Agreement that results in a judgment against the Company for such amount, together with interest on the amount of any unpaid fee, cost or expense at the publicly announced prime rate of Citibank, N.A. from the date such fee, cost or expense was required to be paid to (but excluding) the payment date.

Section 11.05.  Disclosure Schedule and SEC Document References.  (a) The parties hereto agree that any reference in a particular Section of either the Company Disclosure Schedule or the Parent Disclosure Schedule shall only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties (or covenants, as applicable) of the relevant party that are contained in the corresponding Section of this Agreement and (ii) any other representations and warranties of such party that is contained in this Agreement, but only if the relevance of that reference as an exception to (or a disclosure for purposes of) such representations and warranties would be reasonably apparent to a person who has read that reference and such representations and warranties, without any independent knowledge on the part of the reader regarding the matter(s) so disclosed.

                      (b)            The parties hereto agree that any information contained in any part of any Company SEC Document shall only be deemed to be an exception to (or a disclosure for purposes of) the Company’s representations and warranties if the relevance of that information as an exception to (or a disclosure for purposes of) such representations and warranties would be reasonably apparent to a person who has read that information concurrently with such representations and warranties, without any independent knowledge on the part of the reader regarding the matter(s) so disclosed; provided that in no event shall any information contained in any part of any Company SEC Document entitled “Risk

Factors” or containing a description or explanation of “Forward-Looking Statements” be deemed to be an exception to (or a disclosure for purposes of) any representations and warranties of the Company contained in this Agreement.

Section 11.06.  Binding Effect; Benefit; Assignment.  (a) The provisions of this Agreement shall be binding upon and, except as provided in Section 7.02 and Section 11.10, shall inure to the benefit of the parties hereto and their respective successors and assigns.  Except as provided in Section 7.02 and Section 11.10, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns; provided that nothing in this Section 11.06(a) shall limit the right of the Company to seek damages as contemplated by Section 10.02.

                      (b)            No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto, except that Parent or Merger Subsidiary may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, (i) in the case of Merger Subsidiary, to any other wholly-owned Subsidiary of Parent that is organized under the laws of Missouri and (ii) after the Effective Time, to any Person; provided that such transfer or assignment shall not relieve Parent or Merger Subsidiary of its obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to Parent or Merger Subsidiary.

Section 11.07.  Governing Law.  This Agreement and the transactions contemplated hereby, and all disputes between the parties under or related to this Agreement or the facts and circumstances leading to its execution, whether in contract, tort or otherwise, shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts executed in and to be performed entirely within such State; provided that notwithstanding the foregoing Missouri Law shall govern to the extent that Missouri Law is mandatorily applicable to the Merger and the internal affairs of the Company (including the fiduciary duties of the Board of Directors of the Company and any determination under Section 6.03 pursuant to such fiduciary duties).

Section 11.08.  Jurisdiction.  The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any party or any of its Affiliates or against any party or any of its Affiliates) shall be brought in the Court of Chancery of the State of Delaware or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.  Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court.  Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 11.01 shall be deemed effective service of process on such party.

Section 11.09.  WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.10.  Financing Source Arrangements.  Notwithstanding anything contained herein to the contrary, including Section 11.08, each of the parties hereto agrees that (a) any claim, suit, action or proceeding arising out of the transactions contemplated by this Agreement or the debt commitment letter, dated as of the date hereof, among Parent, Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (the “Debt Commitment Letter”), to the extent involving any party to the Debt Commitment Letter, any of the entities that have at any time committed to provide financing in connection with the Merger, or any of their respective Affiliates or Representatives (the “Financing Sources”), shall be subject to the exclusive jurisdiction of a state or federal court sitting in the County of New York, (b) it will not, and it will not permit any of its controlled Affiliates to, bring or support anyone else in bringing any claim, suit, action or proceeding in any other court, against any of the Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, (c) it waives any right to trial by jury in respect of any such claim, suit, action or proceeding and (d) the parties to the Debt Commitment Letter and the Financing Sources are express third-party beneficiaries of this Section 11.10.

Section 11.11.  Counterparts; Effectiveness.  This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto.  Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 11.12.  Entire Agreement.  This Agreement and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

Section 11.13.  Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.  Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.14.  Specific Performance.  The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that monetary damages, even if available, would not be an adequate remedy therefor, and, accordingly that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, without proof of actual damages (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), in any federal court located in the State of Delaware or any Delaware state court, in addition to any other remedy to which they are entitled at law or in equity.  The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach.

[The remainder of this page has been intentionally left blank; the next page is the signature page.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

RALCORP HOLDINGS, INC.
By:	/s/ K.J. Hunt
	Name:	K.J. Hunt
	Title:	CEO & President

CONAGRA FOODS, INC.
By:	/s/ Gary M. Rodkin
	Name:	Gary M. Rodkin
	Title:	Chief Executive Officer and President

PHOENIX ACQUISITION SUB INC.
By:	/s/ Scott E. Messel
	Name:	Scott E. Messel
	Title:	Vice President and Treasurer

[Signature Page to Merger Agreement]

;